Nu Skin Enterprises Annual Report



IT'S IN THE BAG

[2003]

IT'S IN THE BAG

This saying is thought to have originated from a hunter's game bag–victory was certain once the prize was bagged. At Nu Skin Enterprises, we have certain strengths in our bag that create a solid foundation for growth. Knowledge and innovation in product development. Expertise and capability in creating sales tools that maximize product value. Potential and momentum in our most important geographic markets. These characteristics are the cornerstones of our success and the competitive advantages that will enhance your investment in 2004 and beyond.

Knowledge. Innovation. Expertise. Capability. Potential. Momentum. These fundamental strengths are the cornerstones of our success.


HANSON-BELLOWS
COMPANY
VOL.IV
MOO-SCH

KNOWLEDGE

Understanding gained through experience and study for the purpose of developing ingenious, exceptional products.



Leadership in utilizing expansive knowledge to create better, differentiated products.

INNOVATION

Our Products DRIVE REVENUE

--|--

Compelling products are vital to our company. They foster consumer interest. They empower our direct sales force. They drive revenue. That's why we are committed to consistently refreshing our product portfolio with innovative, differentiated products.

AN IMPRESSIVE INNOVATION NETWORK

Our innovation network enables us to create life enhancing products for millions of people in 35 markets. This network includes in-house product development capabilities, more than 150 scientists, and scientific collaborations with Stanford University, the Pharmanex Center for Sports Medicine with Rippe Lifestyle Institute, and the Nu Skin and Pharmanex Scientific Advisory Boards—leaders in the fields of dermatology, chemistry, pharmacology, ethnobotany, immunology, and cosmetic and nutritional sciences. This solid infrastructure for innovation allows us to develop products that incorporate the most advanced technologies available.

A PROGRESSIVE PRODUCT PORTFOLIO

We are constantly expanding and refreshing our product portfolio. Utilizing new technologies. Leveraging in-house and third-party research. And formulating products to deliver greater benefits to our customers. In fact, new and significantly reformulated products introduced in the last three years—including LifePak® Anti-Aging Formula, Tru Face™ Essence Firming Serum, and ReishiMax GLp® Immune Defense—accounted for more than 50 percent of 2003 revenue. Because of our dedication to innovation, we will continue to see a significant amount of annual revenue stemming from new or improved products, including these scientifically advanced 2004 product introductions:

NU SKIN® GALVANIC SPA™ SYSTEM II—featuring patented self-adjusting galvanic currents and three interchangeable heads for the face, scalp, and body, this system makes it possible for consumers to enjoy professional spa results at home.

MARINEOMEGA™—this improved version of Pharmanex® Optimum Omega features krill oil,


TRA
Galvanic Spa II
NU SKIN
epoch.

an ultra-pure form of omega-3 fatty acids, and provides added flavonoid, phospholipid, and carotenoid antioxidant benefits to promote overall wellness and lifelong vitality.

TRA™ THE RIGHT APPROACH™—an approach to weight management that promotes a healthy lifestyle through safe supplementation (our formulas contain no stimulants and can be used with any diet regimen) and exercise.

POLISHING PEEL™—a convenient alternative to professional microdermabrasion treatments that resurfaces, softens, and polishes the skin, delivering a fresh, healthy looking complexion.

A QUALITY APPROACH TO PRODUCT DEVELOPMENT

Founded in 1984 with a commitment to provide products using only premium, wholesome ingredients, Nu Skin Enterprises remains true to this heritage. For example, the Pharmanex® 6S Quality Process guarantees every supplement capsule delivers safe, precise, standardized, clinically beneficial nutritional ingredients. This focus on quality fosters demand for our products and is a measurable difference that sets us apart from our competitors.

A PHILANTHROPIC CONNECTION

In 1996, we became the first company to base a skin care line entirely on ethnobotany. Utilizing ancient traditions of indigenous cultures on several continents, our Epoch® product line offers ethnobotanical solutions to personal care concerns in a natural, comforting, and therapeutic way. In addition, Epoch® fosters long-lasting improvements in the world—$0.25 of every Epoch® product sale goes toward creating a better world for children by improving human life, continuing indigenous cultures, and protecting fragile environments. For example, sales of Epoch® Glacial Marine Mud™ alone have raised more than $600,000 to help scientists at the Stanford University School of Medicine find a treatment for Epidermolysis Bullosa—a deadly, genetic skin disease that primarily affects children. By giving back to communities, we hope to make the world a better place for the children of today—and tomorrow.

$100M



With **KNOWLEDGE** and **INNOVATION** in the bag, we expect to generate $100 million of revenue in 2004 from products launched this year.

In 2003, new and reformulated products introduced in the past three years accounted for more than 50 percent of revenue.

Tools

A fusion of skill and knowledge that produces advanced programs and tools to increase the impact and value of innovation.

EXPERTISE

based
Distributor P
enabled Japanese dist
sales volume within their glo
organizations and place product ord
online. In May 2001, we upgraded this
platform to Distributor Plaza II. Besides

place
key markets.
distributor success beca
our executive leaders to offer customers
a unique purchasing experience. This
includes the VISIA Complexion Analysis
System. This highly advanced machine
provides a quantitative evaluation of t
skin's wrinkles, texture, pores, and pi
tation. With this precise informat
distributors can help customer
most effective treatment re
demonstrate how Nu Skin
get specific needs while
health and longevity. A
business tool is the
Optimizer powere
intelligent softw
decades of skin
to use, mobi



Fig. 1.
Side view of bag containing specimen of expertise (*Nuskinenterprises know-how*).

CAPABILITY

The ability and judgment to apply expertise to maximize distributor success.


26H1955
93 14
PO
R18
R19
U5
U6

Our Tools PROVIDE A COMPETITIVE EDGE

Nu Skin. Pharmanex. Big Planet. With three distinctive brands, the Nu Skin Enterprises portfolio provides a powerful opportunity. To ensure this opportunity is effectively cultivated, we arm our distributors with unique, proprietary tools that utilize cutting-edge technologies.

A TECHNOLOGICAL ADVANTAGE

Speed. Convenience. Access. The Internet has changed the way we do business–for the better. With significant investments in IT initiatives, the Internet is an integral part of our business. It is also a powerful distributor tool. Through Big Planet, we offer distributors a technological edge that increases their productivity. Our Internet tools help distributors build their businesses more quickly and effectively–registering new distributors and customers immediately, placing product orders online, monitoring global sales volumes in real time, and communicating with sizeable sales organizations. For example, today in Japan, our distributors utilize their Internet-enabled cell phones to check sales volumes within their global business organizations and place product orders online. In 2003, Japanese distributors registered approximately 600,000 cell phone logins to our system.

AN AUTOMATIC PROGRAM FOR SUCCESS

Productivity. Retention. Revenue. The results of our monthly product subscription initiatives are dramatic. In 2002, subscription orders accounted for 19 percent of our annual revenue. In 2003, this number increased to 24 percent of revenue. This is largely due to offering compelling incentives and educating executive distributor leaders on the significant advantages provided by monthly product subscriptions. On average, our customer retention rate is three times better with those who are enrolled in monthly subscription programs than with nonsubscribers. And the higher the customer retention rate, the higher the distributor retention rate. Automatic purchase programs foster a consistent commission stream for our distributors and dramatically impact productivity and retention.



A MEASURABLE DIFFERENCE

February 2003 marked the official launch of one of the most advanced tools ever introduced in the direct selling industry–the Pharmanex® BioPhotonic Scanner. This revolutionary scanner offers a noninvasive measurement of the impact of regular dietary supplementation. By simply placing the palm of the hand in front of a safe, low-energy blue light laser, customers can quickly measure the level of carotenoids–important antioxidants–in their skin. For the first time, consumers can now determine how to improve their carotenoid levels through diet and by taking our multivitamin/mineral supplement LifePak®. The ability to measure carotenoid antioxidants differentiates us from our competitors–thus the Pharmanex slogan, "The Measurable Difference."

The scanner provides our distributors with tremendous competitive advantages: a product guarantee and quantifiable proof that LifePak® works to increase carotenoid antioxidant levels–something no other nutrition company can demonstrate. This is proving to be a powerful catalyst for growth as evidenced by U.S. LifePak® sales, which were up 70 percent in the fourth quarter of 2003. With only 600 scanners deployed throughout the United States in 2003, we see significant potential ahead as we further penetrate the U.S. market and abroad. We are currently building a scanner manufacturing plant that will enable us to have approximately 3,000 scanners in use by the end of 2004.

A BRILLIANT ASSORTMENT OF TOOLS

We seek to offer consumers an experience with our products that they cannot duplicate elsewhere. Tools like the Pharmanex® BioPhotonic Scanner provide a compelling customer experience. Similarly, the VISIA Complexion Analysis System, which we plan to use in our walk-in centers, offers a unique customer experience. This highly advanced machine provides a quantitative evaluation of the skin's wrinkles, texture, pores, and pigmentation. With this precise information, our distributors can help customers plan the most effective treatment regimens and demonstrate how Nu Skin® products target specific needs and improve skin health and appearance. Another innovative business tool is the Nu Skin® Regimen Optimizer. This PDA-based software program integrates decades of skin care expertise into an easy-to-use distributor tool that customizes an effective product regimen based on a customer's needs.

$450M



With EXPERTISE and CAPABILITY in the bag, we will provide our distributors the tools to earn $450 million in commissions in 2004.

In 2003, our distributors earned $407 million in commissions.



POTENTIAL

The opportunity to generate revenue in untapped markets.


Presto 168-208 Allegro 120-168 Moderato 108-120 Andante 76-108 Adagio 66-76 Larghetto 60-66 Largo 40-60
72
80
88
96
104
112
160
176
192
208
42
50
63
69
76
84
92
100
108
116
152
168
184
200

The generation of increasing energy that propels strong, profitable growth.

MOMENTUM

Our Markets Are POSITIONED FOR GROWTH

We have plenty of room to grow. And now, more than at any other time in the company's history, we are positioned to do so. With a global distributor force motivated by a compensation structure that enables them to generate commissions in new markets, we have the ability to penetrate new markets rapidly.

A STRONG PRESENCE IN MAINLAND CHINA

In 2003, after years of preparation and investment, we launched a business in China that contributed $38 million of revenue to our 2003 results. Unique regulations require that we operate through retail stores and with an employed sales force, so we have opened 113 retail stores in 26 cities in 8 provinces. And at the end of the year, we had 3,100 sales representatives in our employ, making us one of China's largest foreign-owned employers. In 2004, we look to at least double China revenue through organic growth in current locations and by opening at least one additional city each quarter. We will also expand the range of Nu Skin's product offering, and prepare to launch Pharmanex products in 2005.

A TREMENDOUS GROWTH PROSPECT

By the end of 2004, it is anticipated that the Chinese government will present new direct selling regulations. An ease on restrictions will positively impact the direct selling industry in general, and our company specifically. We believe that in 2004, the direct selling industry in China will grow to be $3 billion strong. This is encouraging to us because of the great success we have achieved in Chinese markets around the world. For example, in Hong Kong, we currently command 19 percent of the direct selling market, and in Taiwan 6 percent. This gives us confidence that China will become one of our strongest markets in the future.

A FLEXIBLE BUSINESS MODEL

To generate success in emerging economies that historically have not performed at the level we desire, we are customizing our business model to



address the specific needs of particular markets. As a result, we are seeing progress in meaningful markets. Over the past three years, Thailand revenue has more than tripled to $23 million and we now command approximately 5 percent of Thailand's direct selling market. We are also experiencing notable success in Brazil, where we launched a revised business model in September 2003. This endeavor positively impacted fourth quarter revenue. Our initial success in Brazil gives us confidence that we can gain market share in important developing countries.

AN AGENDA FOR TOMORROW'S MARKETS

Since we currently have business operations in just 35 of the world's many markets, we have a rich field of opportunity to cultivate. We are researching new market opportunities in Russia, Indonesia, India, Israel, Vietnam, and several Eastern European markets. With the notable potential of these markets—Russia and India are among the world's fastest growing direct selling markets—we are confident our development efforts will significantly increase revenue over the coming years.


$3.9
$5.8
$10.7
$18.0
Q1
Q2
Q3
Q4

CHINA 2003 REVENUE
U.S. DOLLARS IN MILLIONS


$6.6
$13.0
$22.7
2001
2002
2003

THAILAND REVENUE
U.S. DOLLARS IN MILLIONS

$300M



With **POTENTIAL** and **MOMENTUM** in the bag, we will generate $300 million in annual revenue over the next three years from markets opened since 2003.

In 2003, new markets opened in the past three years contributed $75 million to our annual global revenue.



To Our SHAREHOLDERS

Simply stated, OUR GOAL is to become the world's leading direct selling company. We made good progress toward achieving this objective in 2003. Trends in nearly all of our markets are moving in the right direction, with results in our key geographic markets—Japan, the United States, and China—particularly encouraging.


$885.6
$964.1
$986.5
2001
2002
2003

REVENUE
U.S. DOLLARS IN MILLIONS


$0.60
$0.78
$0.85
2001
2002
2003

EARNINGS PER SHARE
U.S. DOLLARS

We generated revenue for the year of $986 million, which was up 2 percent over 2002 results. Positive trends in the second half of the year in China, the United States, and Japan were offset by declines in Singapore and Malaysia, as well as by a third quarter restructuring of Big Planet services to improve profitability and refocus Big Planet's direction.

Outpacing revenue growth, earnings per share increased 9 percent to $0.85. Excluding a $5.6 million restructuring charge in the third quarter, earnings per share would have been $0.90.[1] Cash flow from operations in 2003 continued to be healthy at $109 million. And we used our strong balance sheet to benefit our shareholders by repurchasing 11 million shares of common stock and paying more than $20 million in dividends.

In 2004, we will build upon the momentum created in 2003. We will continue to attract and retain quality distributors. We will increase shareholder value by reinvesting in the company's growth. And we will strive to leverage our unique strengths to ensure long-term success.

WE ARE ATTRACTING LARGE NUMBERS OF DISTRIBUTORS

In 2003, our active distributor count increased 20 percent and our executive distributor count grew by 4 percent. Nearly 680,000 people around the world purchased products from the company in the fourth quarter. China is playing a significant role, with 117,000 people in 2003 becoming preferred customers by meeting a minimum purchase requirement. The Pharmanex® BioPhotonic Scanner and several new, innovative products from each of our divisions are also driving growth in our distributor numbers. By the end of 2004, we look to increase our active distributor count to 800,000.

WE ARE IMPROVING RETENTION

Improving distributor and customer retention is one of our key initiatives. We are seeing significant retention improvement in markets emphasizing



558
566
678
2001
2002
2003

ACTIVE DISTRIBUTOR COUNT
IN THOUSANDS



24,839
27,915
29,131
2001
2002
2003

EXECUTIVE DISTRIBUTOR COUNT

monthly product subscription programs and providing periodic purchase incentives. In 2003, our global product subscription orders increased more than 32 percent to 230,000 orders processed in December. By focusing on this issue, our retention rates are doubling. Over time, improved retention will significantly impact revenue. As we further execute these programs globally in 2004, we anticipate increasing our monthly product subscriber base to 300,000 by year end.

WE ARE INCREASING SHAREHOLDER VALUE

We take our responsibility to increase shareholder value seriously. In 2003, we took several steps to augment shareholder value, including reducing our labor expenses and eliminating or restructuring nonstrategic, low margin products and services. We also increased our annual dividend payout by $0.04 per share for the third consecutive year.

In October 2003, we completed a transaction that enabled our shareholders to benefit from the success of our business initiatives. We repurchased 11 million shares of common stock held by original shareholders. These shareholders also sold an additional 6 million shares to institutional investors. As a result of this transaction, 55 percent of our outstanding shares are publicly held, generating a much higher level of daily trading volume and improving liquidity for our shareholders. As part of this transaction, we also negotiated the conversion of all of the supervoting Class B shares of common stock to our publicly-traded Class A shares of common stock. This accretive transaction was well received by the market—at year end, our share price had increased 94 percent from its low point in 2003, and has continued to increase since.

WE ARE LEVERAGING OUR STRENGTHS TO ENSURE CONTINUED GROWTH

Nu Skin Enterprises is perfectly positioned to capitalize on emerging and global demographic and socio-economic trends. The facts are indisputable—modern medicine is keeping people alive much longer. But there is a big difference between living extra years and living those extra years to the fullest. Most people do not have the financial resources to retire, and no one wants to live an extra 25 years in poor health.

Experts agree that living better, longer requires a well-rounded, balanced approach—a healthy lifestyle, responsible choices, and a positive, passionate attitude. Nu Skin Enterprises is uniquely


1,304
1,663
2,175
2001
2002
2003

PRODUCT SUBSCRIPTION ORDERS
IN THOUSANDS


68
180
296
Q4 2001
Q4 2002
Q4 2003

AVERAGE DAILY TRADING VOLUME
IN THOUSANDS

positioned to become a leading resource for helping people live better, longer by bringing together three key elements:

1. A GENEROUS, PROVEN BUSINESS OPPORTUNITY

Over its 20 year history, Nu Skin Enterprises has helped thousands of people reach their financial and lifestyle goals. In fact, in 20 years, we have paid out more than $4 billion in distributor commissions. In 2003, we paid $407 million to our distributor force. Our goal is to pay our distributors more commissions than any other direct selling company. To accomplish this, we need to be 2.5 times our current size.

2. THREE PRODUCT DIVISIONS OFFER TOTAL WELLNESS

Increasing numbers of scientists are recognizing that the road to long lasting health and longevity incorporates knowledge from the fields of health, nutrition, dermatology, and even psychology and lifestyle management. Nu Skin Enterprises brings these worlds together with three distinct product divisions: Nu Skin offers premium personal care products; Pharmanex is a leader in science-based nutritional supplements; and Big Planet enables broad audiences to enjoy the benefits of technology based products and services. Our product teams work in harmony to develop a high quality portfolio that helps people achieve overall health, wellness, and longevity. And we are confident that the resources deployed in each of our product categories will continue to yield innovative, differentiated products and services that enable people to live better, longer.

3. AN ENRICHING AND UPLIFTING CULTURE

Nu Skin Enterprises is guided by its mission to be a force for good in the world. Living better requires that people be part of environmental and humanitarian causes that are making a global difference. People want to leave a legacy that goes beyond the size of their bank accounts. The Nu Skin Force for Good Foundation™ and our recently launched Nourish the Children™ Initiative—both fueled by our hundreds of thousands of distributors around the world—are making a difference. Our objective is to make the world a better place for children. And we're doing that by supporting research to find cures for insidious diseases, preserving invaluable ecosystems, and providing nutritious meals to save the lives of starving and malnourished children.


4,780
1,440
2002
2003

NOURISH THE CHILDREN™ MEALS DONATED
IN THOUSANDS

WE ARE OPTIMISTIC ABOUT OUR FUTURE

As we pursue our goal to become the world's leading direct selling company, we will focus on the following priorities in 2004:

- Build Japan momentum
- Achieve 20 percent U.S. Nu Skin and Pharmanex growth
- Double China revenue
- Continue positive trends in other markets
- Advance our emerging markets business model
- Focus on retention

We have a bright future. All of the resources we need to meet our objectives are "in the bag"–a bag brimming with strong corporate qualities and a dedicated distributor force and employee base that will enable us to successfully meet our goals.

Blake M. Roney, Chairman

M. Truman Hunt, President and CEO

1. This earnings per share measure adjusts GAAP earnings per share to remove the impact of certain one-time third quarter restructuring charges that are unusual in nature and unlikely to impact results of operations going forward. See Reconciliation to GAAP Earnings Per Share table on p. 72.


JAPAN
CHINA
BALANCE OF ASIA
EUROPE/AMERICAS
UNITED STATES

REVENUE BY REGION


NU SKIN
PHARMANEX
BIG PLANET

REVENUE BY DIVISION

KEY MARKET OUTLOOK



"Our Japan business is strong and vibrant. We have launched programs promoting healthy business growth and increased rewards to new executives. We are also focused on using technology and sales tools to expand our already large consumer base, making our products accessible to many more people."

Robert S. Conlee, President, North Asia



"In the United States, we are enthusiastically driving automatic delivery subscribers through all three divisions, setting our 2004 target at 100,000 subscribers–double our subscriber base at the beginning of 2004. By the end of 2004, automatic delivery orders should represent 50 percent of U.S. revenue."

Scott E. Schwerdt, General Manager, United States



"Our robust growth in 2003 gives us confidence that China has the potential to become the company's largest market. Adapting our growing business to the changing dynamics of the Chinese market will be our top priority in 2004."

Corey B. Lindley, President, Greater China

DIVISION OUTLOOK



"In 2004, Nu Skin will enable more people to benefit from advancements in skin care science. Key treatment products promise to strengthen our share of the lucrative anti-aging skin care market, while the mobile technology of the Nu Skin® Regimen Optimizer will allow distributors to customize our product portfolio to every consumer."

Lori H. Bush, President, Nu Skin



"We plan to deploy more than 3,000 Pharmanex® BioPhotonic Scanners throughout our U.S. and global markets by December 2004. In addition, we will roll out our recently announced products, including TRA™, which will enable Pharmanex to gain greater share of the $7 billion weight management category."

Joseph Y. Chang, President, Pharmanex



"We are investing in high profit margin software and services in high growth consumer market segments, including digital imaging and Internet security. Big Planet's mission is to enable mass markets to benefit from high technology products and services."

Larry V. Macfarlane, President, Big Planet

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from the audited consolidated financial statements.

Year Ended December 31 *(U.S. dollars in thousands, except per share data)*	*1999*	*2000*	*2001*	*2002*	*2003*
INCOME STATEMENT DATA:					
Revenue	$ 894,249	$ 879,758	$ 885,621	$ 964,067	$ 986,457
Cost of sales	151,681	149,342	178,083	190,868	176,545
Gross profit	742,568	730,416	707,538	773,199	809,912
Operating expenses:					
Selling expenses	346,951	345,259	347,452	382,159	407,088
General and administrative expenses	265,770	294,744	288,605	285,229	289,925
Restructuring and other charges	–	–	–	–	5,592
Total operating expenses	612,721	640,003	636,057	667,388	702,605
Operating income	129,847	90,413	71,481	105,811	107,307
Other income (expense), net	(1,411)	5,993	8,380	(2,886)	432
Income before provision for income taxes	128,436	96,406	79,861	102,925	107,739
Provision for income taxes	41,742	34,706	29,548	38,082	39,863
Net income[1]	$ 86,694	$ 61,700	$ 50,313	$ 64,843	$ 67,876
Net income per share:					
Basic	$ 1.00	$ 0.72	$ 0.60	$ 0.79	$ 0.86
Diluted	$ 0.99	$ 0.72	$ 0.60	$ 0.78	$ 0.85
Weighted average common shares outstanding (000s):					
Basic	87,081	85,401	83,472	81,731	78,637
Diluted	87,893	85,642	83,915	83,128	79,541
BALANCE SHEET DATA *(at end of period)*:					
Cash and cash equivalents	$ 110,162	$ 63,996	$ 75,923	$ 120,341	$ 122,568
Working capital	74,561	122,835	152,513	180,639	143,568
Total assets	643,215	590,803	582,352	611,838	623,747
Current portion of long-term debt	55,889	–	–	–	17,915
Long-term debt	89,419	84,884	73,718	81,732	147,488
Stockholders' equity	309,379	366,733	379,890	386,486	290,248
SUPPLEMENTAL OPERATING DATA *(at end of period)*:					
Approximate number of active distributors[2]	510,000	497,000	558,000	566,000	678,000
Number of executive distributors[2]	21,005	21,381	24,839	27,915	29,131

(1) In January 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Assuming no amortization of goodwill and other indefinite-lived intangibles for all periods presented prior to adoption, net income would have been $93 million, $68 million and $57 million for each of the years ended December 31, 1999, 2000, and 2001, respectively. For 2003, net income includes a pre-tax non-recurring charge of $6 million due to restructuring and other charges incurred during the third quarter.

(2) Active distributors are those distributors who were resident in the countries in which we operated and who purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes. Following the opening for retail business in Mainland China during 2003, active distributors includes 117,000 preferred customers and executive distributors includes 3,100 employed, full-time sales representatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, which are included in this Annual Report.

OVERVIEW

We are a leading, global direct selling company. We develop and distribute premium-quality, innovative personal care products and nutritional supplements that are sold worldwide under the Nu Skin and Pharmanex brands. We also market technology products and services and a line of home care products under the Big Planet brand. We had revenue of $986 million in 2003 and a global network of approximately 678,000 active independent distributors. Approximately 29,000 of our active distributors have achieved executive distributor status. Our executive distributors play an important leadership role in our distribution network and are critical to the growth and profitability of our business. We develop and market branded consumer products that we believe are well suited for direct selling. Our distributors market and sell our products by educating consumers about the benefits and distinguishing characteristics of our products and by providing personalized customer service. Through dedicated research and development, we continually develop and introduce new products and enhance our existing line of products to provide our distributors with a differentiated portfolio of premium products. We are able to attract and motivate high-caliber independent distributors because of our focus on developing innovative products, our attractive global compensation system and our advanced technological distributor support.

We currently operate in over 30 countries throughout Asia, North and South America and Europe. In 2003, approximately 89% of our revenue was generated in markets outside of the United States and is translated into U.S. dollars from each market's local currency using quarterly weighted average exchange rates. Approximately 84% of our revenue was generated from our Asia markets, with revenue from Japan representing approximately 57% of our revenue. As a result, our financial results can be negatively impacted by the weakening of foreign currencies relative to the U.S. dollar and economic and business conditions in Asia, particularly in Japan.

The following table sets forth revenue information by region for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations," which disclose selling expenses and other costs associated with generating the aggregate revenue presented.

Year Ended December 31 (U.S. dollars in millions)	2001		2002		2003	
REVENUE BY REGION						
North Asia	$ 553.9	63%	$ 593.9	62%	$ 617.7	63%
Greater China	93.4	10	104.9	11	135.5	14
North America	155.9	18	145.9	15	122.8	12
South Asia/Pacific	56.9	6	91.1	9	75.8	8
Other Markets	25.5	3	28.3	3	34.7	3
	$ 885.6	100%	$ 964.1	100%	$ 986.5	100%

Our revenue depends upon the number and productivity of independent distributors who purchase products and sales materials from us in their local currency for resale to their customers or for personal use. Information concerning the number of active and executive distributors for the past three years is provided below under the heading "Distributor Information." Because we distribute almost all of our products through our independent distributors, our failure to retain our existing distributors and recruit additional distributors could have an adverse effect on our revenue.

Our business and the direct selling and nutritional supplement industries are subject to extensive governmental regulations throughout the world, which impose some restrictions on our business and create certain business risks, including the imposition of fines or suspension of our operations if we fail to comply with such regulations. Some of the more significant regulatory risks facing our business today include regulatory risks in Mainland China where we are not allowed to operate using our direct selling model and we continue to be subject to regulatory scrutiny, uncertainty regarding the status of our Pharmanex BioPhotonic Scanner as a non-medical device in the United States and Japan, and efforts to enact more stringent laws and regulations related to nutritional supplements as a result of adverse publicity related to deaths associated with ephedrine, a supplement we have never marketed.

We source the majority of our products from manufacturers located in the United States. In connection with our operations in Mainland China, we acquired a manufacturing facility in Mainland China and are manufacturing our own products for distribution in Mainland China. Cost of sales primarily consists of the cost of products purchased from third party vendors, generally in U.S. dollars, and the freight cost of shipping these products to distributors, as well as import duties for the products. Cost of sales also includes the cost of sales materials sold to distributors at or near cost. Sales materials sold to distributors at or near cost are generally purchased in local currencies. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to the margin on each product line. Because we purchase a significant majority of our goods in U.S. dollars and recognize revenue in local currencies, we are subject to exchange rate risks in our gross margins.

Selling expenses (previously referred to as distributor incentives), classified as operating expenses, are our most significant expense. Our global sales compensation plan is an important factor in our ability to attract and retain distributors. Selling expenses are paid to several levels of distributors on each product sale. The amount of the incentive paid varies depending on the purchaser's position within our Global Compensation Plan. Selling expenses are paid monthly and are based upon a distributor's personal and group product volumes, as well as the group product volumes of up to six levels of executive distributors in their downline sales organizations. Distributors also have the opportunity to make retail profits by selling the products they purchase from us at wholesale to retail customers with a retail mark-up. We do not pay commissions on these retail sales by distributors to their customers and do not recognize any revenue or commission expense from these retail sales by distributors to their retail customers. In some markets, we allow individuals who are not distributors to buy products directly from us at preferred prices. We pay commissions to the referring distributors and sales employees on these sales made directly by us to the "preferred customers." Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of our distributor force of approximately 678,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout has typically averaged from 41% to 43% of global product sales. We also make modifications and enhancements to our compensation plan to help motivate distributors and develop leadership characteristics, which can have an impact on selling expenses. Sales materials and starter kits are not subject to selling expenses. We previously referred to "selling expenses" as "distributor incentives" in our financial statements. The reason for the change in title is because the sales representatives in Mainland China are employees, as opposed to independent distributors.

General and administrative expenses (previously referred to as selling, general and administrative expenses) include wages and benefits, depreciation and amortization, rents and utilities, travel, promotion and advertising including costs of distributor conventions, which are expensed in the period in which they are incurred, research and development, professional fees and other operating expenses. The most significant portion of our general and administrative expenses is labor expenses.

Provision for income taxes depends on the statutory tax rates in each of the jurisdictions in which we operate. For example, statutory tax rates are 16% in Hong Kong, 25% in Taiwan, 30% in South Korea, 46% in Japan and 33% in Mainland China; however, we are currently benefiting from a tax holiday in Mainland China. We are subject to taxation in the United States at a statutory corporate federal tax rate of 35% and we also pay taxes in various states. However, we receive foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes in the United States to the extent allowed. We have historically experienced high effective foreign tax rates in comparison to the overall effective tax rate, which is due to the impact of: (1) foreign activities with pre-tax losses that provide a tax benefit in the United States, but not in the foreign jurisdictions; (2) higher tax rates in certain foreign jurisdictions, particularly Japan, which accounts for a significant portion of the foreign pre-tax income each year; and (3) the effect of foreign withholding taxes, which factor into the total tax provision, but are not based on income. We experienced a higher foreign tax rate in 2003 compared to 2002 and 2001 due to reduced taxable foreign income, coupled with consistent foreign withholding taxes, which are non-income based taxes. Our effective U.S. tax rates in comparison to our overall effective tax rate are lower due to the impact of applicable foreign tax credits in the U.S. income tax expense breakdown.

From September 1999 to August 2003, we operated a professional employer organization that outsourced personnel and benefit services to small businesses in the United States. We sold the professional employer organization during the third quarter of 2003. Revenue for the professional employer organization consisted of service fees paid by its clients. For our professional employer organization, cost of sales included the direct costs, such as salaries, wages and other benefits, associated with the worksite employees.

CRITICAL ACCOUNTING POLICIES

The following critical accounting policies and estimates should be read in conjunction with our audited consolidated financial statements and related notes thereto. Management considers the most critical accounting policies to be the recognition of revenue, accounting for income taxes and accounting for intangible assets. In each of these areas, management makes estimates based on historical results, current trends and future projections.

REVENUE. We recognize revenue when products are shipped, which is when title passes to our independent distributors. With some exceptions in various countries, we offer a return policy whereby distributors can return unopened and unused product for up to 12 months subject to a 10% restocking fee. Reported revenue is net of returns, which have historically been less than 5% of gross sales. A reserve for product returns is accrued based on historical experience. We classify all selling discounts as a reduction of revenue. Our Global Compensation Plan for our distributors is focused on remunerating distributors based upon the selling efforts of the distributors and their downline, and not their personal purchases.

INCOME TAXES. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We pay income taxes in many foreign jurisdictions based on the profits realized in those jurisdictions, which can be significantly impacted by terms of intercompany transactions between us and our foreign affiliates. Deferred tax assets and liabilities are created in this process. As of December 31, 2003, we have net deferred tax assets of $74.1 million. These net deferred tax assets assume sufficient future earnings will exist for their realization, as well as the continued application of current tax rates. We have considered projected future taxable income and ongoing tax planning strategies in determining that no valuation allowance is required. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made.

We are subject to regular audits by federal, state and foreign tax authorities. These audits may result in additional tax liabilities. We account for such contingent liabilities in accordance with SFAS No. 5, "Accounting for Contingencies" and believe that we have appropriately provided for income taxes for all years. Several factors drive the calculation of our tax reserves. Some of these factors include (i) the expiration of various statutes of limitations, (ii) changes in tax law and regulations, (iii) issuance of tax rulings, and (iv) settlements with tax authorities. Changes in any of these factors may result in adjustments to our reserves, which would impact our reported financial results.

INTANGIBLE ASSETS. Under the provisions of Statements of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," our goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. In addition, our intangible assets with definite lives are recorded at cost and are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lives Assets" (see Note 5 to our consolidated financial statements).

We are required to make judgments regarding the useful lives of our intangible assets. With the implementation of SFAS No. 142, we determined certain intangible assets to have indefinite lives based upon our analysis of the requirements of SFAS 141 and 142 as well as an independent third party evaluation of such lives, which was conducted in 2001. These intangible assets include our trademarks and trade names, our distributor network, and our marketing rights to operate the Nu Skin business in various foreign markets. In connection with a registration statement we filed in October 2003, the Staff of the Securities and Exchange Commission has commented on and sought additional support for the indefinite life designation of these assets. This review is on-going and if it is determined that any of these assets has a finite life, we would amortize the value of that asset over the remainder of such finite life, which annual amortization expense we do not believe would be material to our operating results. The amortization expense would be a non-cash expense that would not impact the Company's cash flow from operations.

RESULTS OF OPERATIONS

The following table sets forth our operating results as a percentage of revenue for the periods indicated:

Year Ended December 31	*2001*	*2002*	*2003*
Revenue	100.0%	100.0%	100.0%
Cost of sales	20.1	19.8	17.9
Gross profit	79.9	80.2	82.1
Operating expenses:			
Selling expenses	39.2	39.6	41.3
General and administrative expenses	32.6	29.6	29.4
Restructuring and other charges	–	–	0.5
Total operating expenses	71.8	69.2	71.2
Operating income	8.1	11.0	10.9
Other income (expense), net	0.9	(0.3)	–
Income before provision for income taxes	9.0	10.7	10.9
Provision for income taxes	3.3	4.0	4.0
Net income	5.7%	6.7%	6.9%

2003 COMPARED TO 2002

REVENUE

OVERVIEW. Revenue in 2003 increased 2% to $986.5 million from $964.1 million in 2002. Excluding the impact of changes in foreign currency exchange rates, we experienced a revenue decline of 2% for 2003 compared to 2002. This resulted from the sale of our professional employer organization in the United States in August 2003 and our transition away from certain Big Planet offerings, both of which were eliminated as part of our continued efforts to eliminate low-margin products and services. Although these actions negatively impacted 2003 to 2002 revenue comparisons by $22.0 million, we believe that they positively impacted gross and operating margins in the fourth quarter of 2003 and will continue to have a positive impact on gross and operating margins going forward.

Revenue in 2003 was positively impacted by significant revenue growth from our expanded operations in Mainland China. In addition, growth in our U.S. nutrition business also positively impacted 2003 results. These improvements were largely offset by declines in local currency revenue in South Korea, Singapore and Malaysia, and in Japan for the year ended December 31, 2003. The negative year-over-year comparisons were related in part to the shift of attention of distributor leaders away from their home markets during the first quarter of 2003 to focus on Mainland China, the positive impact on revenue results in 2002 from distributor enthusiasm surrounding and incentives related to our planned expansion of operations in Mainland China, and geo-political conflicts and weak economic conditions. After two consecutive quarters of year-over-year declines in Japan, revenue stabilized in this market during the last half of 2003.

In late December 2003, the Company received notification that Japanese and South Korean regulators had suspended the importation of nutritional supplements in bovine-based capsules, which includes many of our Pharmanex products. A few weeks later, Japanese regulators also determined they would no longer allow these same products to be sold by nutrition companies after February 16, 2004. As a result, we have transitioned our production to non-bovine capsules and tablets and expect all of our key Pharmanex products to remain in stock. Although we expect these measures to result in some additional expenses for production costs, inventory write-offs and expedited shipping fees during the first quarter of 2004, we do not believe that these expenses will have a material impact on our overall projected 2004 financial results.

NORTH ASIA. The following table sets forth revenue for the North Asia region and its principal markets (U.S. dollars in millions):

	2002	2003	Change
Japan	$ 529.8	$ 558.7	5%
South Korea	64.1	59.0	(8)
North Asia total	$ 593.9	$ 617.7	4

Excluding the impact of changes in foreign currency exchange rates, revenue in North Asia decreased 3% in 2003 compared to 2002. In local currency, revenue in Japan decreased 2% in 2003 compared to 2002. Local currency revenue in Japan during 2003 was negatively impacted by the factors noted in "Revenue - Overview" above. In local currency, revenue in South Korea decreased 12%. The decrease in revenue in South Korea was primarily a result of the factors discussed in "Revenue - Overview" above, as well as regulatory changes requiring a modification to our sales incentive plan towards the end of 2002, which was disconcerting to our distributor leaders in this market.

GREATER CHINA. The following table sets forth revenue for the Greater China region and its principal markets (U.S. dollars in millions):

	2002	2003	Change
Taiwan	$ 78.9	$ 73.1	(7%)
Mainland China	2.0	38.5	1,825
Hong Kong	24.0	23.9	–
Greater China total	$ 104.9	$ 135.5	29

Revenue in Greater China increased primarily as a result of the expansion of operations in Mainland China. Foreign currency fluctuations from 2002 to 2003 did not have a notable impact on this region. Revenue in Mainland China was $38.5 million in 2003, following our expansion of retail operations and the introduction of Nu Skin branded products in Mainland China in January 2003. On a sequential basis, revenue in Mainland China increased 67% from the third quarter to the fourth quarter. This growth is attributed to an increased number of preferred customers and employed sales representatives in Mainland China. The success of our product launches and product promotions as well as our employment opportunities provide an attraction to many unemployed or underemployed sales people in Mainland China. As our business expands in Mainland China, we continue to experience government scrutiny due to our international reputation as a direct selling company. Although we conduct retail operations and not direct selling operations in Mainland China, we expect the government scrutiny to continue throughout 2004 when new direct selling laws and regulations are anticipated. For a more detailed discussion of the risks and challenges we face in Mainland China, please refer to "Note Regarding Forward-Looking Statements". We currently operate in a total of 23 cities in 8 provinces in Mainland China.

The increase in revenue in Mainland China was somewhat offset by the decline in revenue in Taiwan. We believe that the SARS epidemic negatively impacted revenue in Taiwan and Hong Kong during the first half of 2003. In addition, revenue in Taiwan and Hong Kong during the second, third and fourth quarters of 2002 was positively impacted by distributor enthusiasm surrounding our planned expansion of operations in Mainland China in 2003.

NORTH AMERICA. The following table sets forth revenue for the North America region and its principal markets (U.S. dollars in millions):

	2002	2003	Change
United States	$ 136.6	$ 113.4	(17%)
Canada	9.4	9.4	–
North America total	$ 146.0	$ 122.8	(16)

The decline in revenue in the United States is principally a result of a $22.0 million revenue decline in Big Planet in 2003 compared to the prior year. This decline was due primarily to the sale of our professional employer organization and the restructuring of Big Planet telecommunication products, both of which transitions are part of our continued efforts to eliminate or modify low-margin products. The North America region was also negatively impacted by year-over-year hedging losses of approximately $5.3 million in 2003 compared to hedging gains of $4.5 million in 2002 related to foreign currency forward contracts. In addition, revenue in 2002 in the United States included $6.0 million of sales to foreign distributors during the third quarter of 2002 at the global distributor convention held in the United States, which did not recur in 2003.

Increasing distributor activity tied to the Pharmanex BioPhotonic Scanner program, a focus on signing up more consumers on monthly reorder programs, the introduction of new weight-management products and implementation of distributor leadership incentives, however, resulted in 36% growth in our Pharmanex revenue in the United States from $48.3 million in 2002 to $65.6 million in 2003, excluding sales to foreign distributors at the 2002 global convention held in the United States. Nu Skin revenue held relatively constant in 2003 compared to 2002, excluding sales to foreign distributors at the same 2002 global convention. Moreover, we experienced an 18% increase in our 2003 executive distributors in the United States and a 20% increase during 2003 of automatic delivery orders compared to 2002. Early in 2003, the FDA questioned the status of the Pharmanex BioPhotonic Scanner as a non-medical device. We believe the scanner can be marketed as a non-medical device, but the FDA has not responded yet to our request to classify the scanner as a non-medical device. In the event the FDA concludes that the scanner requires medical device clearance, this could delay or inhibit our ability to market the scanner. We currently intend to contest any conclusion by the FDA that the scanner is a medical device.

SOUTH ASIA/PACIFIC. The following table sets forth revenue for the South Asia/Pacific region and its principal markets (U.S. dollars in millions):

	2002	2003	Change
Singapore/Malaysia	$ 64.3	$ 36.7	(43%)
Thailand	13.0	22.7	75
Australia/New Zealand	11.0	13.5	23
Philippines	2.8	2.9	4
South Asia/Pacific total	$ 91.1	$ 75.8	(17)

Excluding the impact of changes in foreign currency exchange rates, revenue in South Asia/Pacific decreased 21% in 2003 compared to 2002. The decrease in revenue in this region was due primarily to the combined decrease in Singapore and Malaysia. Both Singapore and Malaysia were opened in the last two years. We often experience a revenue contraction after an initial period of rapid revenue growth following the opening of the market. This revenue contraction occurred later than usual in Singapore and Malaysia and was more pronounced than anticipated. We believe that this was due in part to distributor enthusiasm related to the planned opening of expanded operations in Mainland China in January 2003, which drove revenue growth throughout 2002. This decrease was somewhat offset by an increase in revenue in both Thailand and combined Australia/New Zealand.

OTHER MARKETS. The following table sets forth revenue for our Other Markets (U.S. dollars in millions):

	2002	*2003*	*Change*
Europe	$ 25.6	$ 31.9	25%
Latin America	2.7	2.8	4
Other Markets total	$ 28.3	$ 34.7	23

This increase was primarily due to a 25% increase in revenue in Europe, which included the 17% favorable impact of currency fluctuations in 2003 compared to 2002.

GROSS PROFIT

Gross profit as a percentage of revenue increased to 82.1% in 2003 compared to 80.2% in 2002. Our gross profit was positively impacted by the divestiture of our professional employer organization, the decline in low-margin revenue from Big Planet, a new personal care manufacturing plant in Mainland China and the positive impact of fluctuations in foreign currency in 2003 compared to 2002. We anticipate these factors will continue to positively impact gross profit throughout 2004 with gross margins expected to range from 83.0% to 84.0% in 2004 consistent with our reported gross margin of 83.4% during the fourth quarter of 2003.

SELLING EXPENSES

Selling expenses as a percentage of revenue increased to 41.3% in 2003 from 39.6% in 2002. In U.S. dollars, selling expenses increased to $407.1 million in 2003 from $382.2 million in 2002. The increase in selling expenses was due to the increase of sales employee labor and commission expenses in Mainland China. In addition, selling expenses as a percent of revenue increased due to the divestiture of our professional employer organization, which paid no commissions, and by the introduction of leadership incentives in Japan and in the United States. We anticipate these factors will continue to impact our selling expenses throughout 2004 with selling expenses expected to range from 42.0% to 43.0% similar to reported results during the fourth quarter of 2003, which were 42.2%.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as a percentage of revenue remained nearly level at 29.4% in 2003 from 29.6% in 2002. In U.S. dollars, general and administrative expenses increased to $289.9 million in 2003 from $285.2 million in 2002. The U.S. dollar increase during 2003 in general and administrative expenses was primarily due to the incremental costs associated with the expansion of retail operations in Mainland China in 2003, as well as the negative impact of foreign currency fluctuations on operating expenses in 2003. These increases were somewhat offset by the reduction in labor expenses resulting from our restructuring that occurred in the third quarter of 2003. We anticipate incurring distributor convention expenses of approximately $6.5 million in 2004 relating to our global distributor convention in the United States in the first quarter and approximately $4.0 million relating to our 2004 Japan distributor convention in the fourth quarter, which represents an overall increase in 2004 of approximately $6.5 million in convention expenses compared to 2003.

RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges of $5.6 million recorded in the third quarter of 2003 include $5.1 million of expenses resulting from an early retirement program and other employee separation charges. As a result of these employee terminations, our overall headcount was reduced by approximately 130 employees, the majority of which were employees at our U.S. headquarters. These restructuring expenses consisted primarily of severance and other compensation charges. The savings associated with these reductions in force have been refocused on revenue growth initiatives throughout the company. In connection with these restructuring charges, we also completed the divestiture of our professional employer organization operated through Big Planet resulting in a charge of approximately $0.5 million.

OTHER INCOME (EXPENSE), NET

Other income (expense), net was $0.4 million of income in 2003 compared to $2.9 million of expense in 2002. This increase in other income (expense), net of $3.3 million is primarily related to the foreign exchange fluctuations to the U.S. dollar on the translation of yen-based bank debt and other foreign denominated intercompany balances into U.S. dollars for financial reporting purposes. We anticipate interest expense increasing to approximately $6.0 million in 2004 from approximately $3.0 million in 2003 resulting from additional debt incurred in October 2003.

PROVISION FOR INCOME TAXES

Provision for income taxes increased to $39.9 million in 2003 from $38.1 million in 2002. This increase was largely due to the increase in operating income as compared to the prior year. The effective tax rate remained at 37.0% of pre-tax income for 2003 and 2002.

NET INCOME

As a result of the foregoing factors, net income increased to $67.9 million in 2003 from $64.8 million in 2002. Earnings per share were positively impacted by the repurchase of 10.8 million shares of our Class A common stock, which occurred in October 2003.

2002 COMPARED TO 2001

REVENUE

OVERVIEW. Revenue in 2002 increased 9% to $964.1 million from $885.6 million in 2001 primarily due to the growth in the North and South Asia/Pacific regions as discussed below, which was somewhat offset by the decline in the North America region. Excluding the impact of changes in exchange rates, we experienced growth of 10% for 2002 compared to the prior year. Successful new product introductions, the addition of Singapore and Malaysia in the last two years and distributor interest surrounding our expansion of retail operations in Mainland China contributed to revenue growth in 2002.

NORTH ASIA. The following table sets forth revenue for the North Asia region and its principal markets (U.S. dollars in millions):

	2001	*2002*	*Change*
Japan	$ 508.1	$ 529.8	4%
South Korea	45.8	64.1	40
North Asia total	$ 553.9	$ 593.9	7

In local currency, revenue in Japan increased 7%. Revenue growth in Japan was driven by continued leveraging of technology tools for distributors as well as by successful product introductions and growth in automated orders. Reported U.S. dollar results reflect the negative impact of currency fluctuations. In local currency, revenue in South Korea increased 35%. Revenue growth in South Korea was driven by a 22% increase in executive distributors as well as successful product introductions. Our revenue growth in South Korea, which grew 67% in local currency in 2001, slowed in the second half of 2002 as a result of increased government regulations and political changes as well as weakening in the overall direct selling industry and the economy.

GREATER CHINA. The following table sets forth revenue for the Greater China region and its principal markets (U.S. dollars in millions):

	2001	2002	Change
Taiwan	$ 70.2	$ 78.9	12%
Hong Kong	21.7	24.0	11
Mainland China	1.5	2.0	33
Greater China total	$ 93.4	$ 104.9	12

Distributor interest surrounding our expansion of retail operations in Mainland China, which commenced in January 2003, spurred the growth in this region. In local currency, revenue in Taiwan increased 15%. Revenue growth in Taiwan was driven by a 27% increase in executive distributors primarily related to distributor enthusiasm throughout the Greater China region resulting from the planned retail expansion of operations in Mainland China.

NORTH AMERICA. The following table sets forth revenue for the North America region and its principal markets (U.S. dollars in millions):

	2001	2002	Change
United States	$ 149.0	$ 136.6	(8%)
Canada	6.9	9.4	36
North America total	$ 155.9	$ 146.0	(6)

This decrease in the North America region is due to the decline in revenue in the United States. The decrease in the United States is due to declines in Big Planet, including a decline of $8.9 million in 2002 in our core Big Planet revenue and a $2.7 million decline from our professional employer organization as we implemented initiatives centered on the more profitable personal care and nutritional supplement product categories. For the year, Nu Skin and Pharmanex revenue was flat, although revenue increased 19% in the fourth quarter of 2002 compared to the same period in 2001. These decreases were somewhat offset by the increase in revenue in Canada.

SOUTH ASIA/PACIFIC. The following table sets forth revenue for the South Asia/Pacific region and its principal markets (U.S. dollars in millions):

	2001	2002	Change
Singapore/Malaysia	$ 39.6	$ 64.3	62%
Thailand	6.6	13.0	97
Australia/New Zealand	7.2	11.0	53
Philippines	3.5	2.8	(20)
South Asia/Pacific total	$ 56.9	$ 91.1	60

Excluding the impact of changes in exchange rates, our revenue in South Asia/Pacific increased 58% in 2002 compared to the prior year. Distributor interest surrounding our expansion of retail operations in Mainland China, which commenced in January 2003 and the opening of the Malaysian market in November 2001 spurred the growth in this region. The combined revenue of Singapore and Malaysia increased primarily as a result of the inclusion of a full year of operations in Malaysia in our 2002 results and distributor activity spurred over our plans to expand in Mainland China.

OTHER MARKETS. The following table sets forth revenue for our Other Markets (U.S. dollars in millions):

	2001	2002	Change
Europe	$ 22.7	$ 25.6	13 %
Latin America	2.8	2.7	(4)
Other Markets total	$ 25.5	$ 28.3	11

This increase in revenue is primarily due to a 13% increase in revenue in Europe in U.S. dollars compared to the prior year. Excluding the impact of changes in exchange rates, our revenue in Europe increased approximately 4% compared to 2001 and in Latin America revenue increased 5% compared to 2001.

GROSS PROFIT

Gross profit as a percentage of revenue remained nearly constant at 80.2% in 2002 compared to 79.9% in 2001. The slight negative impact of fluctuations in foreign currency in 2002 was offset by a decrease of revenue related to low margin Big Planet products and services in 2002. We purchase a significant majority of our goods in U.S. dollars and recognize revenue in local currencies. Consequently, we are subject to exchange rate risks in our gross margins.

SELLING EXPENSES

Selling expenses (previously referred to as distributor incentives) as a percentage of revenue increased to 39.6% in 2002 from 39.2% in 2001. In U.S. dollars, selling expenses increased to $382.2 million in 2002 from $347.5 million in 2001. The decline in revenue from Big Planet products and services, which pay lower commissions than our personal care and nutritional supplement product categories, contributed to the increase in selling expenses during 2002.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses (previously referred to as selling, general and administrative expenses) as a percentage of revenue decreased to 29.6% in 2002 from 32.6% in 2001. Without the impact of $10.5 million of amortization of intangibles recorded in 2001, which was not recorded in 2002 due to the implementation of SFAS No. 142, general and administrative expenses as a percentage of revenue would have been 31.4% in 2001. In 2002, we generated higher revenue while maintaining operating expenses primarily due to improved efficiencies from our cost-saving technology and automated reordering initiatives which allowed us to reduce labor expense as a percentage of revenue. These efficiencies in 2002, combined with the additional general and administrative expenses of approximately $4.0 million we incurred in 2001 for a distributor convention held in Japan, which was not held in 2002, contributed to the remaining decrease in general and administrative expenses as a percentage of revenue. In U.S. dollar terms, general and administrative expenses decreased to $285.2 million in 2002 from $288.6 million in 2001.

OTHER INCOME (EXPENSE), NET

Other income (expense), net was $2.9 million of expense in 2002 compared to $8.4 million of income in 2001. The decrease in other income (expense), net is primarily related to the foreign exchange fluctuations to the U.S. dollar on the translation of yen-based bank debt and other foreign denominated intercompany balances into U.S. dollars for financial reporting purposes. In 2001, the net $8.4 million of income primarily included foreign exchange gains due to a weakened Japanese yen relative to the U.S. dollar over 2000, while the net $2.9 million of expense in 2002 was due to a strengthened Japanese yen relative to the U.S. dollar over 2001.

PROVISION FOR INCOME TAXES

Provision for income taxes increased to $38.1 million in 2002 from $29.5 million in 2001. This increase was largely due to the increases in operating income as compared to the prior year. The effective tax rate remained at 37.0% of pre-tax income for 2002 and 2001.

NET INCOME

As a result of the foregoing factors, net income increased to $64.8 million in 2002 from $50.3 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Historically, our principal needs for funds have been for operating expenses including selling expenses, working capital (principally inventory purchases), capital expenditures and the development of operations in new markets. We have generally relied on cash flow from operations to meet our cash needs and business objectives without incurring long-term debt to fund operating activities.

We typically generate positive cash flow from operations due to favorable gross margins, the variable nature of selling expenses, which constitute a significant percentage of operating expenses, and minimal capital requirements. We generated $109.0 million in cash from operations in 2003 compared to $111.1 million in 2002. This decrease in cash generated from operations in 2003 compared to the prior-year period is largely related to the timing of payments of a higher amount of accrued expenses, including income taxes and commissions to distributors, during the year ended December 31, 2003, compared to the same prior-year period. These accrued expenses were substantially higher at December 31, 2002 than the amounts accrued at December 31, 2001 because revenue and profitability were significantly higher in 2002 compared to 2001. The negative impact of these timing differences was somewhat offset by our improved cash flow from inventory efficiencies.

As of December 31, 2003, working capital was $143.6 million compared to $180.6 million as of December 31, 2002. Cash and cash equivalents at December 31, 2003 were $122.6 million and were $120.3 million at December 31, 2002, following the use of $45.0 million of our cash to repurchase shares of our common stock in October 2003 and $20.0 million to pay off our revolving credit facility. This decrease in working capital was primarily due to the increase in accrued liabilities and in the current portion of long-term debt.

Capital expenditures, primarily for equipment, including the Pharmanex BioPhotonic Scanner, computer systems and software, office furniture and leasehold improvements, were $23.5 million for the year ended December 31, 2003. In addition, we anticipate capital expenditures in 2004 of approximately $30 million to $35 million to further enhance our infrastructure, including enhancements to computer systems and software, further expansion of our retail stores, manufacturing and related infrastructure in Mainland China and approximately $15 million to $20 million in purchases of additional Pharmanex BioPhotonic Scanners, which we lease to our distributors.

We maintain a $30.0 million revolving credit facility with Bank of America, N.A. and Bank One, N.A. for which Bank of America, N.A. acted as agent. Drawings on this revolving credit facility may be used for working capital, capital expenditures and other purposes including repurchases of our outstanding shares of Class A common stock. The revolving credit facility is set to expire on May 10, 2004.

In August 2003, we entered into a $125.0 million multi-currency private uncommitted shelf facility with Prudential Investment Management, Inc. We utilized a portion of this shelf facility and a portion of the revolving credit facility in a transaction in October 2003 involving the repurchase of our shares of Class A common stock noted below. This portion of the long-term debt is U.S. dollar denominated, bears interest of approximately 4.5% per annum and will be amortized in two tranches over five and seven years. As of December 31, 2003, there were no outstanding balances under our revolving credit facility. As of December 31, 2003, we had $75.0 million outstanding under our shelf facility, $5.0 million of which is included in the current portion of long-term debt.

In addition to the $75.0 million currently outstanding under our long-term shelf facility, our long-term debt includes the long-term portion of Japanese yen-denominated ten-year senior notes issued to the Prudential Insurance Company of America in 2000. The notes bear interest at an effective rate of 3.03% per annum and are due October 2010, with annual principal payments beginning in October 2004. As of December 31, 2003, the outstanding balance on the notes was 9.7 billion Japanese yen, or $90.4 million, $12.9 million of which is included in the current portion of long-term debt. The Japanese notes and the revolving and shelf credit facilities are secured by guarantees issued by our material subsidiaries and by a pledge of 65% to 100% of the outstanding stock of our material foreign subsidiaries.

In October 2003, we repurchased approximately 10.8 million shares of Class A common stock from certain members of our original stockholder group for approximately $141.6 million, which includes $1.6 million of related expenses. These stockholders also sold approximately 6.2 million additional shares of Class A common stock to third party investors. The transaction also included the agreement among all participants in the transaction to convert all of their remaining shares of super-voting Class B common stock to Class A common stock and their agreement not to sell shares on the open market for two years subject to certain exceptions. We financed the repurchase with $45.0 million from existing cash balances, approximately $20.0 million from our revolving credit facility, which was repaid prior to December 31, 2003, and $75.0 million in new long-term debt drawn under the $125.0 million shelf facility. The terms and conditions of the repurchase were approved by a special committee of our board of directors comprised solely of independent directors. The special committee engaged its own financial and legal advisors in connection with the repurchase transaction.

Since August 1998, our board of directors has authorized us to repurchase up to $90.0 million of our outstanding shares of Class A common stock. The repurchases are used primarily to fund our equity incentive plans. During the year ended December 31, 2003, in addition to the transaction referenced above, we repurchased approximately 0.8 million shares of Class A common stock for an aggregate amount of approximately $8.4 million. Between August 1998 and December 31, 2003, we had repurchased a total of approximately 8.7 million shares of Class A common stock for an aggregate price of approximately $81.6 million.

During each quarter of 2003, our board of directors declared cash dividends of $0.07 per share for all classes of common stock. These quarterly cash dividends totaled approximately $21.9 million and were paid during 2003 to stockholders of record in 2003. On January 28, 2004, the board of directors declared a dividend to be paid in March 2004 of $0.08 per share for all classes of common stock. In addition, we anticipate that our board of directors will continue to declare quarterly cash dividends and that the cash flows from operations will be sufficient to fund our future dividend payments. Assuming a quarterly dividend declaration of $0.08 per share in 2004, dividends for the year will total approximately $24.0 million. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

We believe we have sufficient liquidity to be able to meet our obligations on both a short- and long-term basis. We currently believe that existing cash balances together with future cash flows from operations will be adequate to fund our cash needs. The majority of our historical expenses have been variable in nature and as such, a potential reduction in the level of revenue would reduce our cash flow needs. Within the past year, however, fixed costs associated with our retail store expansion in Mainland China and our manufacture of Pharmanex BioPhotonic Scanners have increased our capital needs beyond our historical business model. In the event that our current cash balances, future cash flow from operations and current lines of credit are not sufficient to meet our obligations or strategic needs, we would consider raising additional funds in the debt or equity markets or restructuring our current debt obligations. Additionally, we would consider realigning our strategic plans including a reduction in capital spending and a reduction in the level of stock repurchases or dividend payments.

The following table sets forth payments due by period for fixed contractual obligations as of December 31, 2003 (U.S. dollars in thousands):

	Total	*2004*	*2005-2006*	*2007-2008*	*Thereafter*
Long-term debt obligations	$ 165,403	$ 17,915	$ 45,830	$ 55,830	$ 45,828
Capital lease obligations	–	–	–	–	–
Operating lease obligations[1]	60,358	11,088	21,080	18,861	9,329
Purchase obligations[2]	61,651	36,235	17,002	1,894	6,520
Other long-term liabilities reflected on balance sheet[3]	–	–	–	–	–
Total	$ 287,412	$ 65,238	$ 83,912	$ 76,585	$ 61,677

(1) Operating leases includes corporate office and warehouse space with two entities that are owned by certain officers and directors of our company who are also founding shareholders. Total payments under these leases were $3.3 million for the year ended December 31, 2003 with remaining long-term obligations under these leases of $27.3 million.

(2) The Company is also party to acquisition agreements pursuant to which contingent payments of up to $8.5 million and 1.2 million shares of the Company's Class A common stock may be made if certain development and revenue targets are met.

(3) Other long-term liabilities reflected on the balance sheet primarily consist of long-term tax related balances, which totaled $52.8 million as of December 31, 2003.

SEASONALITY

In addition to general economic factors, we are impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter, which generally has a negative impact on that quarter. We believe that direct selling in Japan, the United States and Europe is also generally negatively impacted during the month of August, which is in our third quarter, when many individuals, including our distributors, traditionally take vacations.

DISTRIBUTOR INFORMATION

The following table provides information concerning the number of active and executive distributors as of the dates indicated. Active distributors are those distributors and preferred customers who were resident in the countries in which we operated and purchased products for resale or personal consumption during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required monthly personal and group sales volumes.

As of December 31	*2001*		*2002*		*2003*	
	Active	*Executive*	*Active*	*Executive*	*Active*	*Executive*
North Asia	319,000	16,891	322,000	17,668	321,000	17,013
Greater China[1]	74,000	2,698	73,000	3,564	187,000	5,991
North America	76,000	2,419	73,000	2,693	70,000	2,861
South Asia/Pacific	63,000	1,842	66,000	2,972	68,000	2,175
Other Markets	26,000	989	32,000	1,018	32,000	1,091
Total	558,000	24,839	566,000	27,915	678,000	29,131

(1) Following the opening of our retail business in Mainland China during 2003, active distributors includes 117,000 preferred customers and executive distributors includes 3,100 employed, full-time sales representatives.

QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly data for the periods shown:

(U.S. dollars in millions, except per share amounts)	*2002*				*2003*			
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Revenue	$ 216.1	$ 244.9	$ 252.9	$ 250.2	$ 219.6	$ 240.7	$ 250.2	$ 275.9
Gross profit	172.0	196.3	203.2	201.7	178.0	195.4	206.5	230.0
Operating income	20.5	30.4	25.9	29.0	19.7	25.7	24.5	37.4
Net income	12.9	18.0	15.9	18.0	12.8	16.8	15.1	23.1
Net income per share:								
Basic	0.16	0.22	0.20	0.22	0.16	0.21	0.19	0.32
Diluted	0.16	0.22	0.19	0.22	0.16	0.21	0.19	0.31

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." We have adopted this standard and it did not have a significant effect on our financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We have adopted this standard and it did not have a significant effect on our financial statements.

In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This accounting standard will become effective beginning with the first quarter of 2004. We do not believe the adoption of this standard will have a significant effect on our financial statements.

CURRENCY RISK AND EXCHANGE RATE INFORMATION

A majority of our revenue and many of our expenses are recognized primarily outside of the United States, except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. The local currency of each of our subsidiary's primary markets is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, our reported revenue and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar. Media reports have indicated that the Chinese government may begin to allow the RMB to float more freely against the U.S. dollar and other major currencies. A strengthening of the RMB would benefit our reported revenue and profits and a weakening of the RMB would negatively impact reported revenue and profits. Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, and results of operations or financial condition.

We seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of foreign currency exchange contracts, through intercompany loans of foreign currency, and through our Japanese yen denominated debt. We do not use derivative financial instruments for trading or speculative purposes. We regularly monitor our foreign currency risks and periodically take measures to reduce the impact of foreign exchange fluctuations on our operating results.

Our foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of December 31, 2003, we had $64.3 million of these contracts with expiration dates through December 2004. All of these contracts were denominated in Japanese yen. For the year ended December 31, 2003, we recorded losses of $5.3 million in operating income, and losses of $3.2 million, net of tax, in other comprehensive income related to the fair market valuation of our outstanding forward contracts. Because of our foreign exchange contracts at December 31, 2003, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not represent a material potential loss in fair value, earnings or cash flows against these contracts. This potential loss does not consider the underlying foreign currency transaction or translation exposures to which we are subject.

Following are the weighted average currency exchange rates of U.S. $1 into local currency for each of our international or foreign markets in which revenue exceeded U.S. $5.0 million for at least one of the quarters listed:

	2002				*2003*			
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Japan[1]	132.5	126.9	119.3	122.3	118.9	118.5	117.3	108.7
Taiwan	35.0	34.4	33.9	34.8	34.6	34.7	34.2	34.0
Hong Kong	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8
South Korea	1,314.9	1,261.4	1,192.2	1,217.8	1,200.2	1,208.7	1,174.6	1,182.1
Singapore	1.8	1.8	1.8	1.8	1.7	1.8	1.8	1.7
Malaysia	3.8	3.8	3.8	3.8	3.8	3.8	3.8	3.8
Thailand	43.7	42.7	42.1	43.4	42.8	42.2	41.3	39.8
China[2]	–	–	–	–	8.3	8.3	8.3	8.3

(1) As of February 27, 2004 the exchange rate of U.S. $1 into the Japanese yen was approximately 109.0.

(2) We commenced retail operations in Mainland China in January 2003.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical facts, the statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") which reflect our current expectations and beliefs regarding our future results of operations, performance and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may not materialize. These forward-looking statements include, but are not limited to, statements concerning:

- our belief that existing cash and cash flow from operations will be adequate to fund cash needs;
- the expectation that we will spend $30 million to $35 million for capital expenditures during 2004 including approximately $15 million to $20 million for purchases of additional scanners;
- the anticipation that we will continue to declare quarterly cash dividends and that cash will be sufficient to pay future dividends;
- our belief that additional expenses related to the transition of some of our nutritional supplements to tablet form in response to recent Japanese regulatory actions will not have a material impact on our overall projected 2004 financial results, and our expectation that all of our key Pharmanex products will remain in stock in Japan;
- our belief that we can market the scanner as a non-medical device; and
- our belief that the sale of our PEO and other modifications to our Big Planet strategy as well as our self-manufacturing in China will continue to have a positive impact on gross and operating margins.

In addition, when used in this report, the words or phrases "will likely result," "expect," "anticipate," "will continue," "intend," "plan," "believe" and similar expressions are intended to help identify forward-looking statements.

We wish to caution readers that our operating results are subject to various risks and uncertainties that could cause our actual results and outcomes to differ materially from those discussed or anticipated. Reference is made to the risks and uncertainties described below and factors described in our Annual Report on Form 10-K (which contains a more detailed discussion of the risks and uncertainties related to our business). We also wish to advise readers not to place any undue reliance on the forward-looking statements contained in this report, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances or any changes in our beliefs or expectations. Some of the risks and uncertainties that might cause actual results to differ from those anticipated include, but are not limited to, the following:

(a) Our expansion of operations in Mainland China is subject to risks and uncertainties. We have been subject to significant regulatory scrutiny and have experienced challenges including interruption of sales activities at certain stores and minor fines being paid in several cases. Because of restrictions on direct selling activities, we have implemented a modified business model for this market using retail stores and an employed sales force. We have at times received guidance from local regulators on conducting our operations including limiting the size of our training meetings, controlling the activities of our sales employees, controlling the distribution of product outside of our stores, keeping the number of sales employees at reasonable levels and limiting the involvement of our overseas distributors. While we continuously update our operating model to address these concerns, we believe we could experience similar challenges in the future as we expand operations in Mainland China and continue to work with regulators to help them understand our business model. Our operations in Mainland China may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies. In addition, actions by overseas distributors or local sales employees in violation of local laws could harm our efforts.

(b) As with any new technology, we have experienced technical, production and cost issues in developing the Pharmanex BioPhotonic Scanner. In addition, the FDA has questioned its status as a non-medical device, and we are facing similar uncertainties and regulatory issues in other markets, including Japan, with respect to the status of the scanner as a non-medical device, which could delay or negatively impact our plans for the scanner in these markets. If the full launch or use of this tool is delayed or otherwise inhibited by production or development issues, or if the FDA or other domestic or foreign government agency takes formal action to prevent us from distributing the scanner as a non-medical device, this could delay our distribution of the scanner and harm our business.

(c) Because a substantial majority of our sales are generated in Asia, particularly Japan, significant variations in operating results including revenue, gross margin and earnings from those expected could be caused by:

- renewed or sustained weakness of Asian economies or consumer confidence;
- weakening of foreign currencies, particularly the Japanese yen;
- political unrest or uncertainty;
- failure of planned initiatives to generate continued interest and enthusiasm among distributors in these markets or to attract new distributors; or
- any problems with our expansion of operations in Mainland China into new cities, increasing product offerings and attracting additional sales representatives.

(d) The network marketing and nutritional supplement industries are subject to various laws and regulations throughout our markets, many of which involve a high level of subjectivity and are inherently fact-based and subject to interpretation. Recent negative publicity concerning stimulant-based supplements has spurred efforts to change existing regulations or adopt new regulations in order to impose further restrictions and regulatory control over the nutritional supplement industry. If our existing business practices or products, or any new initiatives or products, are challenged or found to contravene any of these laws by any governmental agency or other third party, or if there are any changes in regulations applicable to our business, our revenue and profitability may be harmed.

(e) There is uncertainty whether the SARS epidemic or other communicable diseases could return this winter, particularly in those Asian markets most affected by the epidemic earlier in 2003. It is difficult to predict the impact, if any, of a recurrence of SARS on our business. Although such an event could generate increased sales of health/immune supplements and personal care products, our direct selling and retail activities and results of operations could be harmed if the fear of SARS causes people to avoid public places and interaction with one another.

(f) Many countries have banned the importation of products that contain bovine materials sourced from locations where Bovine Spongiform Encephalopathy (BSE), commonly referred to as "mad cow disease", has been identified. The recent discovery of BSE in a single cow in the United States prompted Japan and certain other countries to ban the importation of bovine products, including supplements encapsulated in bovine-sourced capsules. In the event we are unable to successfully continue meeting product demand with non-bovine capsules or tablets in these markets as a result of supply issues or production problems, or if we experience quality problems, this could harm our business.

(g) Our ability to retain key and executive level distributors or to sponsor new executive distributors is critical to our success. Because our products are distributed exclusively through our distributors and we compete with other direct selling companies in attracting distributors, our operating results could be adversely affected if our existing and new business opportunities and products do not generate sufficient enthusiasm and economic incentive to retain our existing distributors or to sponsor new distributors on a sustained basis.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share amounts) *December 31*	*2002*	*2003*
ASSETS		
Current assets		
Cash and cash equivalents	$ 120,341	$ 122,568
Accounts receivable	18,914	15,054
Inventories, net	88,306	83,338
Prepaid expenses and other	48,878	55,777
	276,439	276,737
Property and equipment, net	55,342	60,528
Goodwill	118,768	118,768
Other intangible assets, net	69,181	67,572
Other assets	92,108	100,142
Total assets	$ 611,838	$ 623,747
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 17,992	$ 18,816
Accrued expenses	77,808	96,438
Current portion of long-term debt	–	17,915
	95,800	133,169
Long-term debt	81,732	147,488
Other liabilities	47,820	52,842
Total liabilities	225,352	333,499
Stockholders' equity		
Class A common stock - 500,000,000 shares authorized, $.001 par value, 35,707,785 and 70,700,497 shares issued and outstanding	36	71
Class B common stock - 100,000,000 shares authorized, $.001 par value, 45,362,854 and 6,466 shares issued and outstanding	45	–
Additional paid-in capital	69,803	(68,191)
Accumulated other comprehensive loss	(68,988)	(70,849)
Retained earnings	385,590	431,615
Deferred compensation	–	(2,398)
	386,486	290,248
Total liabilities and stockholders' equity	$ 611,838	$ 623,747

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except per share amounts)

Year Ended December 31	*2001*	*2002*	*2003*
Revenue	$ 885,621	$ 964,067	$ 986,457
Cost of sales	178,083	190,868	176,545
Gross profit	707,538	773,199	809,912
Operating expenses:			
Selling expenses	347,452	382,159	407,088
General and administrative expenses	288,605	285,229	289,925
Restructuring and other charges	–	–	5,592
Total operating expenses	636,057	667,388	702,605
Operating income	71,481	105,811	107,307
Other income (expense), net	8,380	(2,886)	432
Income before provision for income taxes	79,861	102,925	107,739
Provision for income taxes	29,548	38,082	39,863
Net income	$ 50,313	$ 64,843	$ 67,876
Net income per share:			
Basic	$ 0.60	$ 0.79	$ 0.86
Diluted	$ 0.60	$ 0.78	$ 0.85
Weighted average common shares outstanding (000s):			
Basic	83,472	81,731	78,637
Diluted	83,915	83,128	79,541

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(U.S. dollars in thousands, except share amounts)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Deferred Compensation	Total Stockholders' Equity
Balance at January 1, 2001	$ 31	$ 54	$ 106,284	$ (45,347)	$ 306,458	$ (747)	$ 366,733
Net income	–	–	–	–	50,313	–	50,313
Foreign currency translation adjustments	–	–	–	(8,298)	–	–	(8,298)
Net unrealized gains on foreign currency cash flow hedges	–	–	–	8,776	–	–	8,776
Net gain reclassified into current earnings	–	–	–	(4,616)	–	–	(4,616)
Total comprehensive income							46,175
Repurchase of 2,491,000 shares of Class A common stock	(3)	–	(18,136)	–	–	–	(18,139)
Conversion of shares	5	(5)	–	–	–	–	–
Amortization of deferred compensation	–	–	–	–	–	747	747
Exercise of distributor and employee stock options	–	–	805	–	–	–	805
Cash dividends	–	–	–	–	(16,431)	–	(16,431)
Balance at December 31, 2001	33	49	88,953	(49,485)	340,340	–	379,890
Net income	–	–	–	–	64,843	–	64,843
Foreign currency translation adjustments	–	–	–	(10,031)	–	–	(10,031)
Net unrealized losses on foreign currency cash flow hedges	–	–	–	(6,567)	–	–	(6,567)
Net gain reclassified into current earnings	–	–	–	(2,905)	–	–	(2,905)
Total comprehensive income							45,340
Repurchase of 1,682,000 shares of Class A common stock (Notes 3 and 10)	(1)	–	(20,585)	–	–	–	(20,586)
Conversion of shares	4	(4)	–	–	–	–	–
Purchase of long-term assets	–	–	936	–	–	–	936
Exercise of distributor and employee stock options	–	–	1,261	–	–	–	1,261
Forfeiture of stock options	–	–	(762)	–	–	–	(762)
Cash dividends	–	–	–	–	(19,593)	–	(19,593)
Balance at December 31, 2002	36	45	69,803	(68,988)	385,590	–	386,486
Net income	–	–	–	–	67,876	–	67,876
Foreign currency translation adjustments	–	–	–	(1,736)	–	–	(1,736)
Net unrealized losses on foreign currency cash flow hedges	–	–	–	(3,171)	–	–	(3,171)
Net loss reclassified into current earnings	–	–	–	3,046	–	–	3,046
Total comprehensive income							66,015
Repurchase of 11,622,000 shares of Class A common stock (Note 10)	(12)	–	(149,997)	–	–	–	(150,009)
Conversion of shares	45	(45)	–	–	–	–	–
Issuance of employee stock awards	–	–	3,113	–	–	(3,113)	–
Amortization of deferred compensation	–	–	–	–	–	715	715
Exercise of distributor and employee stock options	2	–	8,890	–	–	–	8,892
Cash dividends	–	–	–	–	(21,851)	–	(21,851)
Balance at December 31, 2003	$ 71	$ –	$ (68,191)	$ (70,849)	$ 431,615	$ (2,398)	$ 290,248

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands) *Year Ended December 31*	*2001*	*2002*	*2003*
Cash flows from operating activities:			
Net income	$ 50,313	$ 64,843	$ 67,876
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,679	21,602	22,369
Amortization of deferred compensation	747	–	715
(Gain)/loss on sale of assets	(2,328)	(1,328)	525
Changes in operating assets and liabilities:			
Accounts receivable	(1,127)	404	3,860
Related parties receivable	215	5,971	–
Inventories, net	(2,240)	(4,051)	4,968
Prepaid expenses and other	(891)	(3,674)	11,714
Other assets	8,491	12,473	(7,965)
Accounts payable	(1,104)	3,259	824
Accrued expenses	(10,706)	14,160	1,176
Related parties payable	(1,898)	(6,967)	–
Other liabilities	3,266	4,424	2,964
Net cash provided by operating activities	74,417	111,116	109,026
Cash flows from investing activities:			
Purchase of property and equipment	(15,126)	(19,026)	(23,518)
Purchase of long-term assets	–	(7,505)	–
Net cash used in investing activities	(15,126)	(26,531)	(23,518)
Cash flows from financing activities:			
Payments of cash dividends	(16,431)	(19,593)	(21,851)
Repurchase of shares of common stock	(18,139)	(14,158)	(150,009)
Exercise of distributor and employee stock options	805	1,261	8,892
Proceeds from long-term debt	–	–	75,000
Proceeds from revolving credit facility	–	–	20,000
Payments on revolving credit facility	–	–	(20,000)
Net cash used in financing activities	(33,765)	(32,490)	(87,968)
Effect of exchange rate changes on cash	(13,599)	(7,677)	4,687
Net increase in cash and cash equivalents	11,927	44,418	2,227
Cash and cash equivalents, beginning of period	63,996	75,923	120,341
Cash and cash equivalents, end of period	$ 75,923	$ 120,341	$ 122,568

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY

Nu Skin Enterprises, Inc. (the "Company") is a leading, global direct selling company. The Company develops and distributes premium-quality, innovative personal care products and nutritional supplements that are sold worldwide under the Nu Skin and Pharmanex brands. The Company also markets technology products and services and a line of home care products under the Big Planet brand. The Company reports revenue from five geographic regions: North Asia, which consists of Japan and South Korea; Greater China, which consists of Mainland China, Hong Kong (including Macau) and Taiwan; North America, which consists of the United States and Canada; South Asia/Pacific, which consists of Australia, Malaysia, New Zealand, the Philippines, Singapore and Thailand; and Other Markets, which consists of Brazil, Europe, Guatemala and Mexico (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

USE OF ESTIMATES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

INVENTORIES

Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost or market, using the first-in, first-out method. The Company had reserves for obsolete inventory totaling $6.7 million, $5.7 million and $5.4 million as of December 31, 2001, 2002 and 2003, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5-7 years
Computers and equipment	3-5 years
Leasehold improvements	Shorter of estimated useful life or lease term
Vehicles	3-5 years

Expenditures for maintenance and repairs are charged to expense as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

Under the provisions of Statements of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, the Company's goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. In addition, the Company's intangible assets with definite lives are recorded at cost and are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Note 5).

The Company is required to make judgments regarding the useful life of its intangible assets. With the implementation of SFAS 142, the Company determined certain intangible assets to have indefinite lives based upon its analysis of the requirements of SFAS 142 as well as an independent third party evaluation of such lives, which was conducted in 2001. These intangible assets include trademarks and trade names, distributor network, and marketing rights to operate the Company's business in various foreign markets. In connection with a registration statement the Company filed in October 2003, the Staff of the Securities and Exchange Commission has commented on and sought additional support for the indefinite life designation of these assets. If it is determined that any of these assets has a finite life, the Company would amortize the value of that asset over the remainder of such finite life, which annual amortization expense the Company does not believe would be material to its operating results. The amortization expense would be a non-cash expense that would not impact the Company's cash flow from operations.

REVENUE RECOGNITION

Revenue is recognized when products are shipped, which is when title passes to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash or credit card payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue. Our global compensation plan for our distributors does not provide rebates or selling discounts to distributors who purchase our products and services.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense incurred for the years ended December 31, 2001, 2002 and 2003 totaled approximately $1.8 million, $2.8 million and $1.4 million, respectively.

RESEARCH AND DEVELOPMENT

The Company's research and development activities are conducted primarily through its Pharmanex division. Research and development costs are expensed as incurred and totaled $7.1 million, $6.9 million and $6.4 million in 2001, 2002 and 2003 respectively.

INCOME TAXES

The Company follows the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized. The Company accounts for any income tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies.

NET INCOME PER SHARE

Net income per share is computed based on the weighted average number of common shares outstanding during the periods presented. Additionally, diluted earnings per share data gives effect to all potentially dilutive common shares that were outstanding during the periods presented.

FOREIGN CURRENCY TRANSLATION

Most of the Company's business operations occur outside the United States. The local currency of each of the Company's subsidiary's primary markets is considered its functional currency. All assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenue and expenses are translated at weighted average exchange rates, and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders' equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate fair values. The carrying amount of long-term debt approximates fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point in time, based on relevant market information.

STOCK-BASED COMPENSATION

The Company measures compensation expense for its stock-based employee compensation plans, which are described in Note 11. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock- based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, because the grant price equals the market price on the date of grant for options issued by the Company, no compensation expense is recognized for stock options issued to employees. However, stock-based compensation granted to non-employees, such as the Company's independent distributors and consultants, is accounted for in accordance with SFAS No. 123. On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock Based Compensation - Transition and Disclosure, which amended SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation. The Company will continue to account for its stock based compensation granted to employees according to the provisions of APB Opinion No. 25. Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123, as amended by SFAS No. 148, the Company's net earnings and earnings per share would have been as follows:

(U.S. dollars in thousands, except per share amounts)

Year Ended December 31	*2001*	*2002*	*2003*
Net income, as reported	$ 50,313	$ 64,843	$ 67,876
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,886)	(5,450)	(5,274)
Pro forma net income	$ 48,427	$ 59,393	$ 62,602
Earnings per share:			
Basic - as reported	$ 0.60	$ 0.79	$ 0.86
Basic - pro forma	$ 0.58	$ 0.73	$ 0.80
Diluted - as reported	$ 0.60	$ 0.78	$ 0.85
Diluted - pro forma	$ 0.58	$ 0.71	$ 0.79

REPORTING COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company recognizes all derivatives as either assets or liabilities, with the instruments measured at fair value as required by Statement of Financial Accounting Standards No. 133 ("SFAS 133").

The Company's Subsidiaries enter into significant transactions with each other and third parties that may not be denominated in the respective Subsidiaries' functional currencies. The Company regularly monitors its foreign currency risks and seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency exchange contracts and through certain intercompany loans of foreign currency.

The Company hedges its exposure to future cash flows from forecasted transactions over a maximum period of 12 months. Hedge effectiveness is assessed at inception and throughout the life of the hedge to ensure the hedge qualifies for hedge accounting treatment. Changes in fair value associated with hedge ineffectiveness, if any, are recorded in the results of operations currently. In the event that an anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the derivative in its results of operations currently.

Changes in the fair value of derivatives are recorded in current earnings or accumulated other comprehensive loss, depending on the intended use of the derivative and its resulting designation. The gains and losses in accumulated other comprehensive loss stemming from these derivatives will be reclassified into earnings in the period during which the hedged forecasted transaction affects earnings. The fair value of the receivable and payable amounts related to these unrealized gains and losses is classified as other current assets and liabilities. The Company does not use such derivative financial instruments for trading or speculative purposes. Gains and losses on certain intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.

NEW PRONOUNCEMENTS

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Company has adopted this standard and it did not have a significant effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company has adopted this standard and it did not have a significant effect on its financial statements.

In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This accounting standard will become effective beginning with the first quarter of 2004. The Company does not believe the adoption of this standard will have a significant effect on its financial statements.

3. RELATED PARTY TRANSACTIONS

CERTAIN RELATIONSHIPS WITH STOCKHOLDER DISTRIBUTORS

Two stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity that receives substantial commissions from the Company. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation. The commissions paid to this partnership were $3.5 million, $3.3 million and $3.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

LOAN TO STOCKHOLDER

On May 3, 2002, a $5.0 million loan to a non-management stockholder was repaid, together with accrued interest, with approximately 440,000 shares of the Company's Class A common stock.

PROMISSORY NOTE

On August 14, 2002, the Company paid the remaining balance (approximately $6.0 million) of the promissory note issued by the Company to a related party in connection with the Company's acquisition of Big Planet, Inc. in 1999. In addition, the Company negotiated a settlement of a receivable from a related party by accepting a cash payment of $2.4 million to satisfy an obligation related to outstanding distributor stock options, which obligation was previously payable upon exercise of each outstanding stock option.

LEASE AGREEMENTS

The Company leases corporate office and warehouse space from two entities that are owned by certain officers and directors of the Company. Total lease payments to these two affiliated entities were $3.3 million for each of the years ended December 31, 2001, 2002 and 2003 with remaining long-term obligations under these operating leases of $29.8 million and $27.3 million at December 31, 2002 and 2003, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following (U.S. dollars in thousands):

December 31	*2002*	*2003*
Furniture and fixtures	$ 37,747	$ 38,632
Computers and equipment	81,351	87,644
Leasehold improvements	28,032	36,123
Vehicles	1,939	2,580
	149,069	164,979
Less: accumulated depreciation	(93,727)	(104,451)
	$ 55,342	$ 60,528

Depreciation of property and equipment totaled $16.6 million, $17.2 million and $18.3 million for the years ended December 31, 2001, 2002 and 2003, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (U.S. dollars in thousands):

Carrying Amount at December 31	*2002*	*2003*
Goodwill and other indefinite life intangible assets:		
Goodwill	$ 118,768	$ 118,768
Trademarks and trade names	22,493	22,840
Marketing rights	12,266	12,266
Distributor network	4,081	4,081
	$ 157,608	$ 157,955

December 31	2002		2003	
Other finite life intangible assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Developed technology	$ 22,500	$ 6,841	$ 22,500	$ 7,666
Other	25,105	10,423	27,201	13,650
	$ 47,605	$ 17,264	$ 49,701	$ 21,316

Amortization of finite-lived intangible assets totaled $4.8 million, $4.4 million and $4.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. Annual estimated amortization expense is expected to approximate $4.5 million for each of the five succeeding fiscal years.

The Company adopted SFAS No. 142 effective January 1, 2002. Under the new standard, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives, such as developed technology, will continue to be amortized over their useful lives. The transitional and annual impairment tests were completed and did not result in an impairment charge.

In accordance with SFAS No. 142, prior period amounts were not restated. A reconciliation of the previously reported net income and earnings per share for the year ended December 31, 2001, to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows (U.S. dollars in thousands, except per share amounts):

Year Ended December 31	2001
Reported net income	$ 50,313
Add: amortization adjustment	6,352
Adjusted	$ 56,665
Reported basic EPS	$ .60
Add: amortization adjustment	.08
Adjusted	$ .68
Reported diluted EPS	$ .60
Add: amortization adjustment	.08
Adjusted	$ .68

6. OTHER ASSETS

Other assets consist of the following (U.S. dollars in thousands):

December 31	2002	2003
Deferred taxes	$ 65,708	$ 70,010
Deposits for noncancelable operating leases	14,084	15,912
Other	12,316	14,220
	$ 92,108	$ 100,142

7. ACCRUED EXPENSES

Accrued expenses consist of the following (U.S. dollars in thousands):

December 31	*2002*	*2003*
Income taxes payable	$ 10,761	$ 7,792
Accrued commission payments to distributors	34,627	39,405
Other taxes payable	7,860	8,916
Accrued payroll and payroll taxes	12,595	14,618
Other accruals	11,965	25,707
	$ 77,808	$ 96,438

8. LONG-TERM DEBT

The Company maintains a $30.0 million revolving credit facility with Bank of America, N.A. and Bank One, N.A. for which Bank of America, N.A. acted as agent. Drawings on this revolving credit facility may be used for working capital, capital expenditures and other purposes including repurchases of the Company's outstanding shares of Class A common stock. The revolving credit facility is set to expire on May 10, 2004.

In August 2003, the Company entered into a $125.0 million multi-currency private uncommitted shelf facility with Prudential Investment Management, Inc. The Company utilized a portion of this shelf facility and a portion of the revolving credit facility in a transaction involving the repurchase of its shares of Class A common stock, see Note 10. This portion of the long-term debt is U.S. dollar denominated, bears interest of approximately 4.5% per annum and will be amortized in two tranches over five and seven years. As of December 31, 2003, there were no outstanding balances under the revolving credit facility. As of December 31, 2003, the Company had $75.0 million outstanding under the shelf facility, $5.0 million of which is included in the current portion of long-term debt.

The Company's debt also includes Japanese yen-denominated ten-year senior notes issued to The Prudential Insurance Company of America in 2000. These notes bear interest at an effective rate of 3.03% per annum and are due October 2010, with annual principal payments beginning in October 2004. The outstanding balance on the notes was 9.7 billion Japanese yen, or $81.7 million and $90.4 million as of December 31, 2002 and 2003, respectively. As of December 31, 2003, the current portion of this long-term debt was $12.9 million. The Japanese notes and the revolving and shelf credit facilities are secured by guarantees issued by the Company's material Subsidiaries and by a pledge of 65% to 100% of the outstanding stock of its material foreign Subsidiaries.

Interest expense relating to the long-term debt totaled $2.5 million, $2.4 million and $3.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

The notes and shelf facility contain other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 2003, the Company is in compliance with all financial covenants under the notes and shelf facility.

Maturities of all long-term debt at December 31, 2003, based on the year end exchange rate, are as follows (U.S. dollars in thousands):

Year Ending December 31	
2004	$ 17,915
2005	17,915
2006	27,915
2007	27,915
2008	27,915
Thereafter	45,828
Total	$ 165,403

9. LEASE OBLIGATIONS

The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 2003 are as follows (U.S. dollars in thousands):

Year Ending December 31	
2004	$ 11,088
2005	10,713
2006	10,367
2007	9,727
2008	9,134
Thereafter	9,329
Total minimum lease payments	$ 60,358

Rental expense for operating leases totaled $19.2 million, $21.0 million and $24.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

10. CAPITAL STOCK

The Company's authorized capital stock consists of 25 million shares of preferred stock, par value $.001 per share, 500 million shares of Class A common stock, par value $.001 per share and 100 million shares of Class B common stock, par value $.001 per share. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A common stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A common stock may be paid only to holders of Class A common stock and stock dividends of Class B common stock may be paid only to holders of Class B common stock; (3) if a holder of Class B common stock transfers such shares to a person other than a permitted transferee, as defined in the Company's Certificate of Incorporation, such shares will be converted automatically into shares of Class A common stock; and (4) Class A common stock has no conversion rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder. Substantially all of the Class B shares were converted to Class A shares in November 2003 and by May 2004 all remaining shares will be converted.

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

Year Ended December 31	2001	2002	2003
Basic weighted average common shares outstanding	83,472	81,731	78,637
Effect of dilutive securities:			
Stock awards and options	443	1,397	904
Diluted weighted average common shares outstanding	83,915	83,128	79,541

For the years ended December 31, 2001, 2002 and 2003, other stock options totaling 2.8 million, 2.7 million and 2.9 million, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

REPURCHASES OF COMMON STOCK

Since August 1998, the board of directors has authorized the Company to repurchase up to $90.0 million of the Company's outstanding shares of Class A common stock. The repurchases are used primarily to fund the Company's equity incentive plans. During the years ended December 31, 2001, 2002 and 2003, the Company repurchased approximately 2.5 million, 1.2 million and 0.8 million shares of Class A common stock for an aggregate price of approximately $18.1 million, $14.2 million and $8.4 million, respectively, in addition to the transaction referenced below. Between August 1998 and December 31, 2003, the Company had repurchased a total of approximately 8.7 million shares of Class A common stock for an aggregate price of approximately $81.6 million.

Additionally, in October 2003, the Company repurchased approximately 10.8 million shares of Class A common stock from certain members of the Company's original stockholder group for approximately $141.6 million, which included $1.6 million of related expenses. These stockholders also sold approximately 6.2 million additional shares of Class A common stock to third party investors. The transaction also included the agreement among all participants in the transaction to convert all of their remaining shares of super-voting Class B common stock to Class A common stock. The terms and conditions of the repurchase were approved by a special committee of the Company's board of directors comprised solely of independent directors. The special committee engaged its own financial and legal advisors in connection with the repurchase transaction. The Company financed the repurchase with $45.0 million from existing cash balances, approximately $20.0 million from its revolving credit facility, which was repaid prior to December 31, 2003 and $75.0 million in new long-term debt drawn under the $125.0 million shelf facility.

CONVERSION OF COMMON STOCK

During 2001, 2002 and 2003, the holders of the Class B common stock converted approximately 4.6 million, 3.5 million and 45.4 million shares of Class B common stock to Class A common stock, respectively. The conversion of 45.4 million shares of Class B common stock was part of the repurchase transaction described above. As of December 31, 2003, all but 6,466 shares of the outstanding Class B common stock had been converted to Class A common stock and by May 2004, these remaining shares will be converted to Class A common stock.

11. EQUITY INCENTIVE PLANS

During the year ended December 31, 1996, the Company's board of directors adopted the Nu Skin Enterprises, Inc., 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. On February 7, 2003, the board of directors authorized and the shareholders approved an amendment to the plan increasing the number of shares available for grant from 8 million to 13 million. As of December 31, 2003, approximately 8.2 million shares have been granted.

In 2001 the Company offered to exchange certain outstanding options to purchase shares of Nu Skin's Class A common stock held by eligible optionholders granted under the 1996 Stock Incentive Plan having an exercise price equal to or greater than $10.00 per share for new options to purchase shares of Nu Skin's Class A common stock. A total of 90 employees tendered 950,125 options to purchase the Company's Class A common stock, which options were cancelled on October 17, 2001, in return for commitments of new grants on the grant date of April 19, 2002. These new option grants were issued on April 19, 2002 at an exercise price of $12.45 per share.

Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program which provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's Class A common stock. The options were exercisable at a price of $5.75 per share and vested one year from the effective date. The Company recorded distributor stock expense of $19.9 million over the vesting period. As of December 31, 2003, this one-time distributor equity incentive program concluded. At that date, approximately 1.2 million of these options had been exercised throughout the years of the program and the remaining options were either cancelled or forfeited.

Pursuant to the acquisition of Pharmanex in 1998, the Company assumed outstanding options under two stock option plans. The options were converted into the right to purchase approximately 261,000 shares of the Company's Class A common stock.

The deferred compensation at December 21, 2003 represents a restricted stock award of 250,000 shares of the Company's Class A common stock granted to the Company's newly appointed Chief Executive Officer and President in 2003, which vests over four years. The Company is amortizing this deferred expense over the vesting period. Compensation expense for this restricted stock award totaled $0.7 million in 2003.

A summary of the Company's stock option plans as of December 31, 2001, 2002 and 2003 and changes during the years then ended, is presented below:

	2001		2002		2003	
	Shares (in 000s)	*Weighted Average Exercise Price*	*Shares (in 000s)*	*Weighted Average Exercise Price*	*Shares (in 000s)*	*Weighted Average Exercise Price*
Outstanding - beginning of year	5,838.9	$ 10.89	5,177.1	$ 9.84	6,824.6	$ 10.46
Granted at fair value	902.5	7.49	2,103.4	11.90	1,728.1	10.82
Exercised	(138.0)	5.76	(204.5)	6.34	(1,289.8)	6.82
Forfeited/canceled	(1,426.3)	13.03	(251.4)	13.25	(491.0)	6.34
Outstanding - end of year	5,177.1	9.84	6,824.6	10.46	6,771.9	11.54
Options exercisable at year-end	2,501.7	$ 9.76	3,349.1	$ 9.60	3,225.0	$ 11.44

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable	
	Shares (in 000s)	*Weighted Average Exercise Price*	*Weighted Average Years Remaining*	*Shares (in 000s)*	*Weighted Average Exercise Price*
$0.92 to $5.75	89.2	$ 5.40	4.79	89.2	$ 5.40
$6.50 to $11.00	2,974.5	8.21	7.42	1,650.1	7.84
$11.50 to $16.00	2,838.7	12.38	8.31	926.9	12.79
$17.00 to $28.50	869.5	20.82	5.32	558.8	20.82
	6,771.9	11.54	7.49	3,225.0	11.44

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2002	2003
Risk-free interest rate	4.5 %	3.6 %	2.7 %
Expected life	2.9 years	3.3 years	3.8 years
Expected volatility	60.0 %	52.7 %	54.2 %
Expected dividend yield	2.8 %	2.2 %	2.3 %

The weighted-average grant date fair values of options granted during 2001, 2002 and 2003 were $3.12, $4.18 and $3.92, respectively.

Effective February 1, 2000, the Company's board of directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 200,000 shares of Class A common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Class A common stock on every April 30, July 31, October 31 or January 31 (the "Purchase Date"). The price of the Class A common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A common stock on the commencement date of each three-month offering period or Purchase Date. During 2003, approximately 19,000 shares were purchased at prices ranging from $7.61 to $9.72 per share. At December 31, 2003, approximately 133,000 shares were available under the Purchase Plan for future issuance.

12. INCOME TAXES

Consolidated income before provision for income taxes consists of the following for the years ended December 31, 2001, 2002 and 2003 (U.S. dollars in thousands):

	2001	*2002*	*2003*
U.S.	$ 45,266	$ 68,540	$ 102,341
Foreign	34,595	34,385	5,398
Total	$ 79,861	$ 102,925	$ 107,739

The provision for current and deferred taxes for the years ended December 31, 2001, 2002 and 2003 consists of the following (U.S. dollars in thousands):

	2001	*2002*	*2003*
Current			
Federal	$ 1,812	$ 2,800	$ 1,709
State	2,078	4,548	3,049
Foreign	25,529	26,957	57,573
	29,419	34,305	62,311
Deferred			
Federal	3,330	6,819	16,641
State	(242)	(1,268)	676
Foreign	(2,959)	(1,774)	(39,765)
	129	3,777	(22,448)
Provision for income taxes	$ 29,548	$ 38,082	$ 39,863

The principal components of deferred tax assets are as follows (U.S. dollars in thousands):

December 31	*2002*	*2003*
Deferred tax assets:		
Inventory differences	$ 5,878	$ 4,390
Foreign tax credit	26,286	10,810
Distributor stock options and employee stock awards	4,484	48
Capitalized legal and professional	793	679
Accrued expenses not deductible until paid	21,931	20,097
Withholding tax	3,587	3,773
Minimum tax credit	16,143	18,380
Foreign deferred tax assets	–	18,919
Net operating losses	3,122	1,103
Controlled foreign corporation net losses	5,962	6,465
Capitalized research and development	6,856	8,803
Prepaid selling expenses	10,385	10,992
Other	–	2,200
Total deferred tax assets	105,427	106,659
Deferred tax liabilities:		
Foreign deferred tax	20,846	–
Exchange gains and losses	9,881	7,762
Pharmanex intangibles step-up	16,542	16,256
Amortization of intangibles	2,975	4,410
Other	6,005	4,115
Total deferred tax liabilities	56,249	32,543
Deferred taxes, net	$ 49,178	$ 74,116

The components of deferred taxes, net on a classified basis are as follows (U.S. dollars in thousands):

Year Ended December 31	*2002*	*2003*
Current deferred tax assets	$ 39,719	$ 36,649
Noncurrent deferred tax assets	65,708	70,010
Total deferred tax assets	105,427	106,659
Current deferred tax liabilities	10,665	1,369
Noncurrent deferred tax liabilities	45,584	31,174
Total deferred tax liabilities	56,249	32,543
Deferred taxes, net	$ 49,178	$ 74,116

The Company has considered projected future taxable income and ongoing tax planning strategies in determining that no valuation allowance is required.

The net operating loss carryforwards expire in 2018, while the foreign tax credits expire during the years 2004 and 2005. Utilization of these loss and credit carryforwards is subject to annual limitations; however, management believes that it is more likely than not that the Company will generate sufficient taxable income in the appropriate carry forward periods to realize the benefit of the net deferred tax assets.

The Company is subject to regular audits by federal, state and foreign tax authorities. These audits may result in proposed assessments that may result in additional tax liabilities. The Company accounts for any income tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies.

The actual tax rate for the years ended December 31, 2001, 2002 and 2003 compared to the statutory U.S. Federal tax rate is as follows:

Year Ended December 31	*2001*	*2002*	*2003*
Income taxes at statutory rate	35.00 %	35.00 %	35.00 %
Foreign tax credit limitation (benefit)	–	.20	(1.80)
Non-deductible expenses	2.14	.22	.16
Branch remittance gains and losses	(.85)	(.55)	(.38)
Distributor stock options and employee stock awards	–	–	1.94
Other	.71	2.13	2.08
	37.00 %	37.00 %	37.00 %

13. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company's contribution totaled $1,038,000, $1,249,000 and $1,125,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

14. EXECUTIVE DEFERRED COMPENSATION PLAN

The Company has an executive deferred compensation plan for select management personnel. Under this plan, the Company currently makes a contribution of 10% of each participant's salary. In addition, each participant has the option to defer a portion of their compensation up to a maximum of 100% of their compensation. Participant contributions are immediately vested. Company contributions vest based on the earlier of (a) attaining 60 years of age, (b) continuous employment of 20 years or (c) death or disability. The Company's contribution totaled $338,000, $367,000 and $554,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The Company had accrued $1.6 million and $3.3 million as of December 31, 2002 and 2003, respectively, related to the Executive Deferred Compensation Plan.

15. DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2002 and 2003, the Company held forward contracts designated as foreign currency cash flow hedges with notional amounts totaling approximately $124.6 million and $64.3 million, respectively, to hedge forecasted foreign-currency-denominated intercompany transactions. All such contracts were denominated in Japanese yen. As of December 31, 2002 and 2003, $3.7 million of net unrealized losses and $3.9 million of net unrealized loss, net of related taxes, respectively, were recorded in accumulated other comprehensive loss. The contracts held at December 31, 2003 have maturities through December 2004 and accordingly, all unrealized gains and losses on foreign currency cash flow hedges included in accumulated other comprehensive loss will be recognized in current earnings over the next 12 months. The pre-tax net gains on foreign currency cash flow hedges recorded in current earnings were $7.6 million and $4.5 million for the years ended December 31, 2001 and 2002, respectively, and the pre-tax net loss on foreign currency cash flow hedges recorded in current earnings was $5.3 million for the year ended December 31, 2003.

During 2001, 2002 and 2003, the Company did not have any gains or losses related to hedging ineffectiveness. Additionally, no component of gains and losses was excluded from the assessment of hedging effectiveness. During 2001, 2002 and 2003, the Company did not have any gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

16. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest totaled $2.4 million, $2.3 million and $2.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Cash paid for income taxes totaled $18.4 million, $18.8 million and $26.6 million for the years ended December 31, 2001, 2002 and 2003, respectively.

17. SEGMENT INFORMATION

The Company operates in a single reportable operating segment by selling products to a global network of independent distributors that operates in a seamless manner from market to market except for our operations in Mainland China. In Mainland China, we utilize an employed sales force to sell our products through fixed retail locations. The Company's largest expense (selling expenses) is the commissions and Mainland China sales employee expenses paid on product sales. The Company manages its business primarily by managing its global sales force. The Company does not prepare or use profitability reports on a segment basis for making business decisions. However, the Company does recognize revenue in five geographic regions: North Asia, Greater China, North America, South Asia/Pacific and Other Markets.

Revenue generated in each of these regions is set forth below (U.S. dollars in thousands):

Year Ended December 31	*2001*	*2002*	*2003*
REVENUE			
North Asia	$ 553,910	$ 593,860	$ 617,677
Greater China	93,405	104,877	135,535
North America	155,935	145,952	122,762
South Asia/Pacific	56,885	91,110	75,816
Other Markets	25,486	28,268	34,667
Total	$ 885,621	$ 964,067	$ 986,457

Revenue generated by each of its three product lines is set forth below (U.S. dollars in thousands):

Year Ended December 31	*2001*	*2002*	*2003*
REVENUE			
Nu Skin	$ 423,707	$ 470,567	$ 476,150
Pharmanex	396,307	439,019	472,107
Big Planet	65,607	54,481	38,200
Total	$ 885,621	$ 964,067	$ 986,457

Additional information as to the Company's operations in the most significant geographical areas is set forth below (U.S. dollars in thousands):

REVENUE

Revenue from the Company's operations in Japan totaled $508,141, $529,740 and $558,654 for the years ended December 31, 2001, 2002 and 2003, respectively. Revenue from the Company's operations in the United States totaled $148,975, $136,580 and $113,340 for the years ended December 31, 2001, 2002 and 2003, respectively.

LONG-LIVED ASSETS

Long-lived assets in Japan were $20,210 and $18,553 as of December 31, 2002 and 2003, respectively. Long-lived assets in the United States were $276,030 and $286,659 as of December 31, 2002 and 2003, respectively.

18. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 2003, the Company recorded restructuring and other charges of $5.6 million, including $5.1 million of expenses relating to an early retirement program and other employee separation charges. As a result, the Company's overall headcount was reduced by approximately 130 employees, the majority of which were related to the elimination of positions at the Company's U.S. headquarters. These expenses consisted primarily of severance and other compensation charges. The Company also completed the divestiture of its professional employer organization resulting in a charge of approximately $0.5 million. Revenue from the professional employer organization totaled $24.7 million, $22.0 million and $9.1 million for the years ended December 31, 2001, 2002 and 2003, respectively.

The components of restructuring and other charges are summarized as follows (U.S. dollars in thousands):

	Total Incurred During the Third Quarter 2003	*Amounts Paid in 2003*	*Accrued as of December 31, 2003*
Severance and other compensation	$ 5,067	$ 4,114	$ 953
Other	525	415	110
Total	$ 5,592	$ 4,529	$ 1,063

This amount accrued as of December 31, 2003 is included within accrued liabilities, the majority of which is expected to be paid by March 31, 2004.

19. COMMITMENTS AND CONTINGENCIES

The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. Any assertions or determination that either the Company or the Company's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country of jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows. The Company and its Subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Company's management, based upon advice of its counsel handling such litigation and proceedings, adverse outcomes, if any, will not likely result in a material effect on the Company's consolidated financial condition, results of operations or cash flows.

20. PURCHASE OF LONG-TERM ASSETS

In March 2002, the Company acquired the exclusive rights to a new laser technology related to measuring the level of certain antioxidants. The acquisition consisted of cash payments of $4.8 million (including acquisition costs) and the issuance of 106,667 shares of the Company's Class A common stock valued at approximately $900,000. In addition, the acquisition includes contingent cash payments up to $8.5 million and up to 1.2 million shares of the Company's Class A common stock if certain development and revenue targets are met.

In April 2002, the Company acquired First Harvest International, LLC, a small dehydrated food manufacturer. The Company paid a total of $2.7 million including the assumption of certain liabilities for this transaction.

21. SUBSEQUENT EVENT

In January 2004, the board of directors declared a quarterly cash dividend of $0.08 per share for all classes of common stock to be paid on March 24, 2004 to stockholders of record on March 5, 2004.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Nu Skin Enterprises, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with *Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.*

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Salt Lake City, Utah

March 15, 2004

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Class A common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "NUS." The following table is based upon the information available to us and sets forth the range of the high and low sales prices for our Class A common stock for the quarterly periods during 2002 and 2003 based upon quotations on the NYSE.

Quarter Ended	*High*	*Low*
March 31, 2002	$ 11.19	$ 7.10
June 30, 2002	14.86	10.01
September 30, 2002	14.25	8.50
December 31, 2002	13.09	9.67

Quarter Ended	*High*	*Low*
March 31, 2003	$ 13.40	$ 8.82
June 30, 2003	10.50	8.75
September 30, 2003	12.90	10.22
December 31, 2003	17.98	12.77

The market price of our Class A common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for our products and product candidates, economic and currency exchange issues in the foreign markets in which we operate and other factors, many of which are not within our control. In addition, broad market fluctuations, as well as general economic, business and political conditions may adversely affect the market for our Class A common stock, regardless of our actual or projected performance.

The closing price of our Class A common stock on February 27, 2004, was $19.15. The approximate number of holders of record of our Class A common stock as of February 27, 2004 was 815. This number of holders of record does not represent the actual number of beneficial owners of shares of our Class A common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares. We have a small number of outstanding Class B shares held by one individual that were not converted to Class A shares as of December 31, 2003. These remaining Class B shares will be converted to Class A shares in connection with our annual shareholder meeting to be held in May 2004.

We declared and paid a $0.06 per share dividend for all classes of common stock in March, June, September and December of 2002, and a $0.07 per share quarterly dividend for all classes of common stock in March, June, September and December of 2003. The board of directors declared a quarterly cash dividend of $0.08 per share. The quarterly cash dividend was paid on March 24, 2004, to stockholders of record on March 5, 2004. Management believes that cash flows from operations will be sufficient to fund this and future dividend payments, if any.

We expect to continue to pay dividends on our common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

BOARD OF DIRECTORS

BLAKE M. RONEY
Chairman

DANIEL W. CAMPBELL
Managing General Partner, EsNet, Ltd.
Audit, Compensation, and Nominating Committees

JOSE FERREIRA JR.
President and Chief Executive Officer, Woodclyffe Group
Compensation Committee

E.J. "JAKE" GARN
United States Senate, Retired
Managing Director, Summit Ventures
Audit, Compensation, and Nominating Committees

PAULA F. HAWKINS
United States Senate, Retired
President, Paula Hawkins & Associates
Audit and Compensation Committees

M. TRUMAN HUNT
President and Chief Executive Officer

ANDREW D. LIPMAN
Vice Chairman,
Swidler Berlin Shereff Friedman
Audit, Compensation, and Nominating Committees

BROOKE B. RONEY
Senior Vice President

SANDIE N. TILLOTSON
Senior Vice President

EXECUTIVE MANAGEMENT

RITCH N. WOOD
Chief Financial Officer

COREY B. LINDLEY
Executive Vice President,
President, Greater China

ROBERT S. CONLEE
President, North Asia Region

LORI H. BUSH
President, Nu Skin

JOSEPH Y. CHANG
President, Pharmanex

LARRY V. MACFARLANE
President, Big Planet

MICHAEL D. SMITH
Regional Vice President,
South Asia and Pacific

MARK A. WOLFERT
Regional Vice President,
Americas and Europe

MARK L. ADAMS
Chief Administrative Officer

D. MATTHEW DORNY
General Counsel

RICHARD W. KING
Chief Information Officer

REGIONAL/COUNTRY MANAGEMENT

JOHN CHOU
President, Nu Skin Taiwan

ANDREW FAN
Regional Vice President,
Nu Skin Southeast Asia

FRANKIE KIOW
President, Shanghai Nu Skin

ANGELA LAU
General Manager,
Nu Skin Enterprises Hong Kong

PAKAPUN (VICKY) LEEVUTINUN
General Manager, Nu Skin Thailand

JOAO MAGGIOLI
General Manager, Nu Skin Brazil

STEWART MCARTHUR
President, Nu Skin Europe

SCOTT SCHWERDT
General Manager,
Nu Skin United States

NIGEL SINCLAIR
President, Nu Skin Enterprises Australia and New Zealand

LUKE YOO
President, NSE Korea

CORPORATE INFORMATION

ANNUAL MEETING

Nu Skin Enterprises' annual stockholders' meeting will be held at 4 p.m. on Monday, May 17, 2004 at:

One Nu Skin Plaza
75 West Center Street
Provo, Utah 84601

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
36 South State Street, Suite 1700
Salt Lake City, Utah 84111

Telephone: 801-531-9666

STOCK LISTING

Nu Skin Enterprises' stock is listed on the New York Stock Exchange under the ticker symbol: NUS

TRANSFER AGENT

Inquiries regarding lost stock certificates, consolidation of accounts, and changes in address, name, or ownership should be addressed to:

American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038

Domestic telephone: 877-777-0800
International telephone: 718-921-8200

CORPORATE HEADQUARTERS

Nu Skin Enterprises
75 West Center Street
Provo, Utah 84601

Telephone: 801-345-6100

COMPANY WEB SITES

Nu Skin Enterprises: www.nuskinenterprises.com
Nu Skin: www.nuskin.com
Pharmanex: www.pharmanex.com
Big Planet: www.bigplanet.com

ADDITIONAL STOCKHOLDER INFORMATION

Additional information and news about Nu Skin Enterprises is available at www.nuskinenterprises.com. For investor information, inquiries, annual reports, and SEC filings, call 801-345-6100, e-mail callen@nuskin.com, or write Investor Relations at the corporate headquarters.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which represent the Company's expectations and beliefs about future events and operating results as of the date of this report, including the outlook for future growth and performance, strategic initiatives, new products and anticipated 2004 results. Words or phrases such as "believes," "expects," "anticipates," "plans," and similar words or phrases are intended to help identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those risks and uncertainties identified under the caption Note Regarding Forward-Looking Statements in this annual report and those identified in the Company's most recent 10-K. The forward-looking statements represent the Company's views as of the date of this report and it assumes no duty to update these forward-looking statements.

RECONCILIATION TO GAAP EARNINGS PER SHARE

Management believes the non-GAAP earnings per share measure provided herein assists management and investors in evaluating, and comparing from period to period, results from ongoing operations in a more meaningful and consistent manner while also highlighting more meaningful trends in the results of operations.

(U.S. dollars in 000s, except per share amounts)	*2002*	*2003*
GAAP net income as reported	$ 64,843	$ 67,876
One-time charges:		
Charges related to headcount reductions and early retirement program	–	5,067
Divestiture of PEO	–	525
Tax effects on adjustments	–	(2,069)
Total charges, net of tax effects	–	3,523
Net income excluding one-time charges	$ 64,843	$ 71,399
Diluted income per share excluding one-time charges	$ 0.78	$ 0.90

NU SKIN ENTERPRISES™

One Nu Skin Plaza, 75 West Center Street, Provo, Utah 84601

www.nuskinenterprises.com 01101662